
03056638


1-6383
P.E.
12-29-02 APR 21 2003
AR/S
MEDIA GENERAL INC







MEDIA GENERAL 2002 ANNUAL REPORT

CONTENTS



ABOUT THE COVER





BUSINESS IN BRIEF

Publishing





Broadcast

Interactive Media

Convergence

Financial Highlights

A Growing Multimedia Company

(In millions, except per share amounts)

For Fiscal Years Ended Dec. 29, 2002 and Dec. 30, 2001	2002	2001	% Change
Revenues	**$ 836.8**	$ 807.2	3.7
Operating cash flow	**213.7**	186.4	14.6
Depreciation and amortization	**65.5**	113.7	(42.4)
Operating income	**148.2**	72.7	103.9
Income from continuing operations before cumulative effect of change in accounting principle	**$ 53.4**	$ 17.9	198.3
Discontinued operations	**–**	0.3	–
Cumulative effect of change in accounting principle	**(126.3)**	–	–
Net income (loss)	**(72.9)**	18.2	–
Stockholders' equity	**1,059.3**	1,163.7	(9.0)
Total assets	**2,347.0**	2,534.1	(7.4)
Average shares outstanding — assuming dilution	**23.2**	23.0	1.2
Earnings per share — assuming dilution:			
Income from continuing operations before cumulative effect of change in accounting principle	**$ 2.30**	$ 0.78	194.9
Income from discontinued operations	–	0.01	–
Cumulative effect of change in accounting principle	**(5.44)**	–	–
Net income (loss)	**(3.14)**	0.79	–
Dividends per share	**0.72**	0.68	5.9
Stockholders' equity per share	**45.64**	50.64	(9.9)

Serving the Southeast

With High-Quality News, Information and Entertainment

Publishing Revenues
$ in millions



600
400
200
0
560
541
527
00
01
02

Broadcast Revenues
$ in millions



300
200
100
0
263
258
298
00
01
02

Interactive Revenues
$ in millions



12
8
4
0
7.9
8.3
11.2
00
01
02





Stewart Bryan, chairman and chief executive officer


Office of the
Chief Executive





Marshall Morton, vice chairman and chief financial officer





Reid Ashe, president and chief operating officer

Dear Shareholders:

While divisional operating results varied considerably, we were pleased with our overall performance for 2002 during ongoing difficult economic times. Net income for the year increased 2 percent over the previous year, excluding the impact of a one-time charge in 2002 and certain amortization costs in 2001. Both of these items are discussed in detail in the MD&A section of this annual report.

Our performance included outstanding results in the Broadcast Division, reflecting exceptionally strong political revenues and aggressive, focused management of our time sales inventory. Broadcast profits increased 64 percent over 2001.

Transactional spot billings, excluding political revenues, grew 8 percent, spurred by a 16 percent increase in the automotive category. The surge in political time sales, which totaled $32 million, came from intense races in Florida, Alabama, South Carolina and Georgia, from strong issues advertising, and from unanticipated runoff races after the November general elections.

Industry-wide for 2002, the Television Bureau of Advertising reported an increase in time sales of 11 percent. Media General's total time sales increased 20 percent. In addition to robust political spending, our increase reflects audience ratings gains at a number of stations, our improved ability to effectively manage and price spot inventory, a strong national sales effort based on dedicated offices in New York and Atlanta, an intense focus on local business development, and stronger advertiser spending in the Southeast region compared to other sections of the country.

The Publishing Division was challenged by revenue shortfalls caused by continued weak advertising sales. We expected advertising spending to improve beginning in the second quarter, but a revenue increase over 2001 did not occur until September.

Throughout the year, retail advertising remained weak. At the same time, retail spending experienced some growth in the preprint category. In classified, weak help-wanted advertising was partially offset by strength in the automotive and real estate categories. National advertising results were mixed across our three metro markets of Tampa, Richmond and Winston-Salem.

Through excellent cost control, the Publishing Division was able to offset most of its revenue shortfall. Lower newsprint prices helped significantly, and we continued to benefit from cost containment initiatives put into place early in 2001. Including the results of our 20 percent interest in The Denver Post, Publishing segment profits for 2002 were down only 2 percent. Excluding Denver, Publishing results were up slightly over 2001.

Our new Interactive Media Division continued to progress. The division successfully created new revenue streams, and its total revenues grew 28 percent in 2002. The largest increase came from

Consolidated operating cash flow for the company increased nearly 15 percent in 2002. The Broadcast Division's cash flow increased 46 percent, and Publishing finished essentially even with 2001.

classified advertising revenue from the online posting of ads in our newspapers. The Interactive Media Division also introduced a number of other new products that are generating revenues.

Since the division's inception, results have been affected by investment write-offs. We do not anticipate further significant write-offs of Internet investments. At the same time, we may make strategic acquisitions. In 2002, for example, we acquired Boxerjam, a producer of online games and puzzles, that promises new revenue streams as well as product extensions for our newspapers and TV stations.

The performance of all three operating divisions, together with reduced interest and amortization expense, more than offset a sharp decline in our one-third share of SP Newsprint's results. SP Newsprint suffered from lower newsprint prices yet recorded strong production and shipping volumes for the year.

Consolidated operating cash flow for the company increased nearly 15 percent. The Broadcast Division's cash flow increased 46 percent, and Publishing finished essentially even with 2001. Broadcast's cash flow margin increased to 34 percent from 27 percent in 2001, and Publishing's increased to 29 percent from 28 percent despite a revenue shortfall.

Two of the most significant challenges facing us in 2003 are expected higher newsprint prices and the virtual absence of political revenues. Our plans to help mitigate these factors – including audience growth, revenue growth, and the effective use of our resources across multiple media and multiple markets – are described in the sections that follow this letter.

Also, in 2003, we look forward to a widely anticipated repeal of a long-standing FCC rule that, for the most part, bans one company's ownership of a newspaper and television station in the same market. The FCC has indicated it will complete its review of this rule during the first half of 2003.

Media General is fundamentally committed to providing high-quality local news and information. We believe that the best way to ensure the production and delivery of strong local news is to allow companies like ours to practice good journalism across various media platforms. In doing so, we can use all of our resources to provide better, faster and fuller local news to the public.

For example, TV station staffs can access the depth of a newspaper's archives, its research capabilities, and the expertise of beat reporters. Newspapers can benefit from a TV station's capabilities for subjects like weather and consumer advocacy. A Web site can draw content from both the newspaper and TV partners while also providing original, real-time information and other interactive services.

Media General's experience in Tampa and five other markets proves that such an approach works. Additionally, as local broadcast news becomes more expensive to produce, newspapers and television stations working together can help reverse a trend that has seen nearly 50 television stations, primarily in mid-sized and smaller markets, drop or significantly reduce their news programming in the past several years.

Once the FCC cross-ownership ban changes, as we believe it will, we expect to engage in strategic swaps and purchases of newspapers and broadcast stations. We will be guided by an acquisition strategy that advances our clustering and convergence in the Southeast, and we will be interested only in properties that provide growth in revenues, operating profit and cash flow.

With strong free cash flow, an existing revolving credit facility and a universal shelf registration that allows us to issue public debt and equity, we have ample financial capacity to pursue growth strategies.

We are committed to our 8,000 hard-working and creative employees; to our advertisers; to our readers, viewers and users; to the communities we serve; and to building shareholder value.

Thank you for your investment in Media General.

Yours sincerely,



J. Stewart Bryan III
Chairman and Chief Executive Officer
March 14, 2003

Southeast Focus is Building Shareholder Value, Creating New Opportunities for Future Growth

Media General has deep roots in the Southeast, our primary market. Nineteen of our 25 daily newspapers have served their communities for more than a century, and 18 of our 26 television stations date back to the early days of broadcasting. As a company, we have operated in the Southeast for more than 150 years through our oldest newspaper, the Richmond Times-Dispatch.

By focusing our operations in this region, we capitalize on our deep knowledge of its issues and markets. We also benefit from the economic advantages of a region that has grown faster than the national average and is expected to continue to do so. Most importantly, our Southeast focus enables us to maximize our resources across multiple markets and multiple media in both journalism and sales.

Quality Drives Audience and Revenue Growth

Our commitment to be the Southeast's leading provider of high-quality news, information and entertainment has raised the value of our properties. In December 2002, 18 of our daily newspapers achieved circulation growth. Combined Sunday circulation topped 1 million for the first time. Our 26 broadcast television stations benefited from years of investment in audience building, inventory management and marketing, and most are number one or number two in their market.

We now have a local Internet presence in every market. This means more opportunities to disseminate Media General content and provide access to our newspaper and broadcast brands. In 2002, page views increased 32 percent. Classified advertising on many Media General Web sites is becoming a commonplace tool for recruitment and other transactions. Engaging puzzles and games from our Boxerjam site are attracting more online users, many of whom will pay for premium content.

Clustering Creates Synergies and New Revenue

Clustering of our newspapers remains a key strategy to improve operating performance and to provide our advertisers with an expanded portfolio of products. Clustering improves efficiency, reduces expense and increases revenue from cross-market selling. In 2002, newly established regional marketing groups within our clusters redrew sales territories, expanded the sales force and launched new shoppers and weeklies – all efforts aimed at increasing our reach across markets.

Convergence Strengthens Journalism, Increases Sales

Convergence brings together the depth of newspaper coverage, the immediacy of television and the interactivity of the Web. In news, reporters from these different media share ideas and information. Photographers shoot both still and video pictures. Columnists and specialized reporters appear in all three media. The result is more complete, compelling journalism coupled with wider access to news sources and new opportunities for co-sponsoring community events. In sales, account executives from our three divisions pool their knowledge of customer needs and develop original solutions in multiple media.

Our Tampa properties have become known internationally as pioneers in convergence. The Tampa Tribune, WFLA and TBO.com are housed in the News Center, the world's first facility built for multimedia production. Last year, WFLA solidified its lead as Florida's number one station. The Tribune increased circulation in its home market, and TBO.com was the most-visited Web site in Central Florida. We are adapting the techniques pioneered in Tampa in five other convergence markets.

Convergence at Media General began as a demonstration project to enhance local journalism. Today, it is a cornerstone of our competitive strategy. In each of our convergence markets, we are building a market-based, not property-based, strategic plan. These plans outline how the properties will work together to build advertising market share, increase brand awareness and position themselves as the multimedia partner of choice for advertisers and the public.

[illegible]ually all Media General television stations are [illegible]umber one or two in their market, including Tampa's [illegible]LA, Florida's most watched station.

[illegible]eprint advertising was the strongest category in [illegible]002 for the Publishing Division. Here, preprints are [illegible]serted into the Richmond Times-Dispatch.

[illegible]ight, plans for a new online service are developed [illegible] Kristen Jarrett, content producer, and Morgan [illegible] product development specialist.





Our Southeast focus helps us maximize our resources across multiple markets and multiple media in both journalism and sales.





Customer, Community Focus Boosts Circulation, Ratings, Online Use


TRIBU

The Tampa Tribune implemented a new growth plan in 2002 and achieved a nearly 6 percent circulation increase by the end of the year.

Media General's strategy in every market begins with understanding audience needs. By adapting our products to meet those needs, we gain in circulation, ratings and online users.

Content, Brand, Service, Culture Influence Newspaper Readership

Industry-sponsored research by Northwestern University shows that newspapers have abundant opportunities to attract readers and reverse declining circulation trends. These opportunities hinge on good service, quality news content and a strong local brand – all factors that can make the total customer experience more rewarding.

Adopting the study's framework, every Media General newspaper has implemented an action plan. The plans also focus on circulation marketing to ensure that improving the product does in fact increase circulation. As a result, the majority of our daily newspapers are enjoying excellent circulation growth (see table). In November 2002, we passed the 1 million mark for Sunday circulation, and that number continues to grow.

Seven of our community dailies conducted full-scale content reviews in 2002. These reviews provided a customer's perspective on content, design and organization. Following the reviews, four North Carolina newspapers and The (Charlottesville, Va.) Daily Progress launched redesigns, and most achieved circulation gains. Additional


Covering top
community
issues helps
build audiences




content reviews and redesigns will help more Media General newspapers enhance their appeal to readers in 2003.

All Media General newspapers identify their communities' top issues and cover them thoroughly. This is essential, as localism and relevance are critical factors in attracting readers. After increasing the amount of news about local people and community events, our Northern Virginia newspapers increased their circulation. The Opelika-Auburn News grew in circulation and was named the most improved paper of its size in Alabama.

Because of our Southeast focus, Media General can develop content of regional scope and make it available to our newspapers as local interests dictate. We also produce weekly theme pages on topics such as food, technology and NASCAR and have recently added one on travel. These are used by many Media General papers and are syndicated outside the company.

Customer service has a large impact on readership. Consequently, many Media General newspapers now provide reporters' contact information with their stories. Several papers hold regular community meetings where citizens can give feedback directly to editors.

An internal resource called Newsbank enables our newspapers to file stories and photos for use throughout the enterprise. About 1,700 Newsbank postings are published each month. The Media General News Service in Washington, D.C. provides coverage from our nation's capital for all our newspapers, concentrating on issues of interest to the Southeast. These content sharing resources also play an important role in our convergence efforts and our ventures with non-Media General partners.

Daily Newspaper Circulation

	Daily	Change	Sunday	Change
The Tampa Tribune	235,369	5.8%	308,380	5.9%
Richmond Times-Dispatch	192,392	(0.6)	232,062	0.2
Winston-Salem Journal	86,166	0.2	96,647	(0.8)
Total Metros	**513,927**	**2.4**	**637,089**	**2.7**
Northern Virginia Community	**22,199**	**8.7**	**21,285**	**12.2**
Bristol Herald Courier	**40,921**	**0.1**	**42,302**	**0.6**
The (Lynchburg) News & Advance	37,376	(0.7)	42,713	1.3
The (Charlottesville) Daily Progress	30,808	1.5	34,641	1.0
Danville Register & Bee	22,247	0.8	25,391	0.0
The (Waynesboro) News Virginian	8,508	5.2	7,955	3.0
Culpeper Star-Exponent	6,812	0.9	6,580	4.6
The Reidsville (NC) Review	5,273	10.7	5,131	11.4
Eden (NC) Daily News	3,872	(6.1)	3,714	0.2
Total Central Virginia Community	**114,896**	**1.0**	**126,125**	**1.6**
(Florence, SC) Morning News	**34,052**	**3.8**	**35,514**	**2.0**
(Concord) Independent Tribune	19,854	(2.1)	21,967	(1.3)
Hickory Daily Record	21,993	11.1	23,569	10.4
Statesville Record & Landmark	15,043	4.0	15,737	2.7
The (Morganton) News Herald	11,709	4.2	12,198	2.7
The (Marion) McDowell News	4,843	7.9	–	–
Total North Carolina Community	**73,442**	**4.5**	**73,471**	**3.8**
Jackson County Floridan	6,294	20.5	6,608	11.5
The Dothan Eagle	34,771	(1.0)	36,361	(1.4)
Opelika-Auburn News	14,381	3.3	14,921	3.4
Total Alabama Community	**55,446**	**2.2**	**57,890**	**1.1**
Hernando Today	5,913	(20.8)	6,209	(10.5)
Highlands Today	2,836	14.0	2,749	12.9
Total Florida Community	**8,749**	**(12.1)**	**8,958**	**(4.4)**
Total Community	**349,705**	**2.2**	**365,545**	**2.3**
Total All Dailies	**863,632**	**2.3**	**1,002,634**	**2.6**

December 2002 compared to December 2001

The majority of our daily newspapers are enjoying excellent circulation growth.

TV Stations Stress Important, Relevant, Urgent News to Gain Leading Market Position

For Media General's Broadcast Division, delivering news that is important, relevant and urgent is the key to distinguishing our franchises and gaining audience share. Market research helps our stations identify the top issues in their communities, reveals points of differentiation and suggests strong branding positions. Nine stations undertook comprehensive market research studies in 2002, and at least seven are scheduled for 2003.

The stations identify the specialties that they are valued for in their communities and that set them apart from their competitors. Examples include crime coverage, medical reports, consumer news, and stories about politics and education. By emphasizing these themes, each station can enhance its reputation as a voice for the community, an advocate for the viewers, and a watchdog that holds the powerful accountable for their actions and words.

To help stations stay focused on the quality of their newscasts, we instituted an internal peer review process in 2002. Our news directors meet quarterly in small groups to analyze and evaluate each other's newscasts. Participants share best practices and new ideas for producing and branding local news.

From a ratings perspective, a majority of our stations showed year-over-year audience growth in 2002. WFLA, our NBC affiliate in Tampa, once again won the top spot in every news time period and remained the top-rated station in Florida. The quality of our news was also recognized by the many industry awards our stations received, including a regional Emmy and a regional Edward R. Murrow Award, as well as honors from state broadcast news associations and press clubs.

From a ratings perspective, a majority of our stations showed year-over-year audience growth.

Besides news, original entertainment and promotional programs are helping our stations increase audience share. WFLA has achieved ratings success with its Daytime show, a combination of local features and advertising. Its success creates opportunities to achieve comparable results at other Media General stations. With print and online tie-ins, Daytime is also a model of convergence.

All of Media General's television stations except those in Augusta, Georgia and Greenville, North Carolina are on the air with new digital broadcast transmitters delivering High Definition programming. In Augusta and Greenville, we will complete tower modifications by late summer 2003. In our satellite markets, we have requested waivers from the FCC to delay the transition to digital until the termination of the existing analog system.

Interactive Content Draws Audience to Our Sites

Our interactive operations function principally as online partners of Media General newspapers and television stations. In the two years since the Interactive Media Division was launched, we have developed searchable, customizable, dynamic online content that attracts new visitors and keeps them coming back.



WCBD General Manager Richard Fordham escorts a Cub Scout troop through our new studio in Charleston, SC. It opened in May 2002 and uses some of the most advanced digital technology available today.


Media General puts vital weather, crime and traffic reports online.


Streetwatch Doppler
Mcclellanville
Goose Creek
North Charleston
Charleston
Folly Beach
Storm Team 2


Burglary
Drugs
Larceny
Murder


Real-Time Traveler Information
CAM 021
MIDLAND PKWY/B

In 2002, the division made important investments to build systems infrastructure and to improve products such as online classifieds, database news delivery and e-mail news alerts. We now offer features that help local users make important decisions in their daily lives, such as avoiding high-crime areas, preparing for storms and bypassing traffic bottlenecks.

In interactive news production, the division regularly produces special topic packages for all Media General sites. Examples include a collegiate basketball package and an information clearinghouse on West Nile Virus, as well as memorials for the anniversary of the September 11 attacks and the loss of the space shuttle Columbia.

Improved content helps build the audience for our commercial products. For instance, the Interactive Division has developed CarSeeker, CareerSeeker and HomeSeeker, which are enhanced online guides for purchasing a car, finding a job and buying a home.

Online content quality will be enhanced in 2003 with new video production capabilities, registration and subscription services, mapping system upgrades and ever more sophisticated weather systems. Many products will tie news and information to revenue sources such as sponsorships for weather and crime tracking and fee-for-service archives. Page views are expected to increase substantially.

Web site page views increased 32 percent in 2002.

Television Stations

Market	Station	Network Affiliation	DMA Rank	Station Rank	Audience Share
Tampa/St. Petersburg, FL	WFLA	NBC	13	1	12%
Greenville/Spartanburg/Anderson, SC – Asheville, NC					
Greenville/Spartanburg, SC	WSPA	CBS	35	2	12
Toccoa, GA*	WNEG	CBS	35	2	*
Spartanburg, SC	WASV	UPN	35	5	3
Birmingham, AL	WIAT	CBS	40	4	8
Jacksonville, FL	WJWB	WB	51	4	5
Mobile, AL/Pensacola, FL	WKRG	CBS	62	1	16
Lexington, KY	WTVQ	ABC	65	3	8
Wichita/Hutchinson, KS					
Wichita, KS	KWCH	CBS	66	1	18
Dodge City, KS*	KBSD	CBS	66	1	*
Hays, KS*	KBSH	CBS	66	1	*
Goodland, KS*	KBSL	CBS	66	1	*
Roanoke/Lynchburg, VA	WSLS	NBC	67	2	12
Chattanooga, TN	WDEF	CBS	85	3	12
Jackson, MS	WJTV	CBS	89	2	18
Tri-Cities, TN/VA	WJHL	CBS	90	2	16
Savannah, GA	WSAV	NBC	98	2	10
Greenville/New Bern/ Washington, NC	WNCT	CBS	103	1	17
Charleston, SC	WCBD	NBC	105	2	16
Florence/Myrtle Beach, SC	WBTW	CBS	110	1	27
Augusta, GA	WJBF	ABC	115	2	15
Columbus, GA	WRBL	CBS	126	2	14
Rochester/Austin, MN – Mason City, IA	KIMT	CBS	152	2	13
Panama City, FL	WMBB	ABC	159	2	15
Hattiesburg/Laurel, MS	WHLT	CBS	168	2	7
Alexandria, LA	KALB	NBC	179	1	26

DMA Rankings 2002-2003 / Nov. 2002 Nielsen Ratings Sign On to Sign Off Household Share / *Satellite Stations

Page Views

per week in millions


8
6
4
2
0
J F M A M J J A S O N D J F M A M J J A S O N D
01
02

Audience Growth

Collaborating Across Multiple Media through Convergence

Media General is implementing convergence in six markets where a newspaper, television station and Internet operation work together to raise the value of each platform. Each convergence market is completing a comprehensive plan to increase its audience, extend its brand, enhance news quality and promote multimedia sales.

Convergence is most advanced in Tampa, where our three properties operate under one roof. Our success in Tampa is measured by The Tampa Tribune's increased circulation, by WFLA's ranking as the top-rated station in Florida and by TBO.com's position as the Internet news provider of choice in Central Florida.



Our Tampa convergence team is working to further raise circulation, television audience ratings and multimedia sales. In the face of competitive challenges, we are strengthening our primary franchise while expanding into surrounding markets. Tampa's growth plan is already generating gains faster than our initial projections as we focus on building newspaper circulation in the areas where our advertisers want it.

Cross-promotional activities reached a new high in January 2003 with our converged Super Bowl coverage. As soon as the Tampa Bay Buccaneers won the divisional playoffs, Tampa's news and marketing teams began developing a special Super Bowl package. The news staffs promoted each other's coverage, while the sales force sold special-section ad space, pre- and post-game airtime and online banners and sponsorships. Our strategic partnership with the Buccaneers also proved valuable, as it let us use the team's trademark in our marketing.

Tampa has also formed a successful partnership with the New York Times-owned Sarasota Herald-Tribune and its local cable news operation. The partners swap stories daily and have produced a cooperative reporting project on beach conservation.

The heart of the Tampa News Center is the multimedia desk, staffed by all three platforms plus research. They make sure that Tampa Bay consumers receive the best news coverage available, when, where and how they want it.

Converged news and co-branding enhanced Tampa's Super Bowl coverage.



FANATICAL
BUCS FAN



Cummings



BUCS #1

Convergence provides our customers a better and more widely accessible product than they could obtain from just one medium.



Media General Operations
Manassas
Culpeper
Woodbridge
Waynesboro
Charlottesville
Lynchburg
Lexington
Roanoke
Richmond
Danville
Eden
Bristol
Johnson City
Reidsville
Greenville
Marion
Winston-Salem
Asheville
Morganton
Statesville
Hickory
Concord/Kannapolis
Chattanooga
Spartanburg/Greenville
Toccoa
Florence/Myrtle Beach
Birmingham
Augusta
Charleston
Opelika/Auburn
Columbus
Savannah
Jackson
Enterprise
Dothan
Alexandria
Hattiesburg
Marianna
Mobile/Pensacola
Panama City
Jacksonville
Brooksville
Tampa
Sebring

- Daily Newspapers
- Weekly Newspapers
- Television Stations
- Online Enterprises
- Other Key Operations
- Corporate Headquarters
- Convergence Markets
- Newspaper Clusters

Other convergence markets are also making progress. In the Tri-Cities area of Southwest Virginia and Northeast Tennessee, we launched a monthly medical publication under the WJHL brand in early 2003. It is published using the facilities and expertise of our Bristol Herald Courier and features the work of TV journalists who are known and trusted in the market beyond the Herald Courier's circulation area.

In converged political coverage, the Opelika-Auburn (Alabama) News and Columbus, Georgia's WRBL hosted a forum in which citizens identified local issues they wanted candidates to address. Both the station and the newspaper covered the forum extensively. In several markets, Media General news operations combined forces on election night to provide continuous Web and TV reports on local returns.

Some convergence projects can be developed centrally for the consideration of editors across the company. One of the largest was conducted in the summer of 2002 when reporters and editors throughout Media General collaborated to develop a special background series on hurricanes. These stories, modified locally, were used by almost all of our newspapers, television stations and Web sites. Reader, viewer and user response was positive.

Our investment in convergence includes the rollout of new content sharing systems and the upgrade of older systems. One new tool lets editors and news directors view all the stories being proposed at Media General properties. It is available in five markets and will be expanded in 2003. Additionally, Publishing's Newsbank system will be expanded to serve television stations.

While the focus of all our operations is intensely local, our multimedia tools allow us to offer depth and background that no one newsroom, especially a small one, likely could afford. We believe this approach helps us provide a higher level of journalism to the communities we serve.

Regional Sales, Inventory Control, New Products Drive New Revenues


countonto2.com
News 2
UPDATE

WCBD's master control operation prepares to go to a commercial break. A new central traffic system helps stations most effectively manage and price spot inventory.

A larger audience supports larger advertising revenues. We have also added sales people, trained them better and begun selling advertising packages that span markets and media.

Newspaper Regional Marketing Groups Formed

To increase advertising revenue and market share, the Publishing Division has created new regional marketing groups within its newspaper clusters. We have revamped sales territories, enhanced our sales and marketing materials and refined pricing strategies. A key component of our growth strategy is encouraging advertisers to seek a wider regional customer base through multiple vehicles.

In our Florida cluster, the sales staffs of The Tampa Tribune, two smaller dailies and several weeklies operate as one team selling advertising in our publications individually or together, depending on the buyer's preference. In our North Carolina cluster, this approach helped raise revenues by 5 percent in 2002. Similar efforts are creating sales growth in Central Virginia.

A new classified system throughout our community newspapers has extended their ability to sell advertising in nearby Media General markets. Upgrades of existing classified systems will provide similar capabilities at two of our metropolitan dailies in 2003. Additional system investments will provide data to support both our adver-

Regional marketing groups help newspapers sell across markets.


Hickory Daily Record
The McDowell News





tising strategy and our readership initiatives. The consolidation of back-office functions, such as subscriptions and billing, will also continue throughout our clusters.

New products created new advertising revenue streams in 2002. We launched or expanded shoppers in several markets and produced Spanish-language supplements in Richmond and Winston-Salem. More new products are scheduled for introduction in 2003.

> Broadcast's outstanding 2002 revenue growth reflected political revenues as well as internal process improvements.

We are also investing in our people. New sales training programs help our representatives know the market better than our competitors and understand the full range of products available to our advertisers. We believe that this training, along with effective management, should increase productivity across Media General.

Enhanced Broadcast Operations Generate New Revenues Beyond Political and Olympics

The Broadcast Division's outstanding 2002 revenue growth reflected intense political campaigns and the Winter Olympics, as well as key internal process improvements, many of which had been initiated in 2001.

Because of pre-campaign season planning, Media General stations garnered significantly higher shares of national political spending than the competition in their market areas. The connection with our news ratings was gratifying; we believe we sold a large political volume by virtue of the strength of our local news.

The division also put more salespeople on the street in 2002, with more hiring planned for 2003. An appropriately staffed sales force, supported by new training and system innovations, puts Media General in an advantageous position to win new broadcast revenue in a non-political, non-Olympic year.

We completed the consolidation of our sales processing at a new central traffic operation in Tampa in 2002. This system, the first of its kind, enables us to manage and price our spot inventory more effectively. Displays showing 13 weeks of sold and unsold airtime are updated every hour. Sales managers maximize revenue by adjusting rates in line with supply and demand more closely than was possible before. The system also improves customer service.

Other new data systems help the sales staff analyze client spending. One account management tool enables stations to track results in order to maximize return on sales efforts. These systems complemented various market-based process improvements. In 2002, for example, groups of our stations began to share strategies for improving customer service. At the same time, our sales representatives were trained in developing cross-market opportunities.

Broadcast Time Sales Growth 2002

$ in millions


15
12
9
6
3
0
-3
J F M A M J J A S O N D
Local
National
Political

Industry and Media General Broadcast Time Sales Growth Through December 2002

Percent increase


30
20
10
0
Total
National
Local

■ Industry ■ Media General

Source: TVB Monthly Group Time Sales Survey

New Interactive Products Create Revenue Streams

Since its creation at the beginning of 2001, Media General's Interactive Media Division has operated on the assumption that our interactive assets are not just Web sites but are services providing value. The measure of that value is not a certain quantity of hits, views or visits, but the number of customers engaging with Media General through its services. These guiding principles have led us to create online enterprises that are becoming sustainable revenue streams.

In 2002, classified advertising continued to be the mainstay of Media General's online revenue. A large portion of this revenue comes from upselling newspaper classified ads onto our Web sites. Nearly all of our newspaper classified print products now include an online upsell offer. The perceived value to ad buyers of reaching an online audience is measured by the "sell-through" rate, which is the percentage of classified ads sold for both print and Web publication. Across the company, the average sell-through rate was approximately 80 percent. In Tampa, where the program was pioneered two years ago, the rate averaged 86 percent. Revenues generated by online classified advertising more than doubled, from $1.8 million in 2001 to $4.1 million in 2002. We expect continued growth of online classifieds in 2003.

Interactive Media Revenue 2002

Total $11.3 million



- Media General Financial Services 46%
- Classified Advertising 36%
- Banner, Sponsorships and Other 18%

For customers who want even more exposure, we introduced a line of Top products. These premium upsell products display classified notices in highly visible site positions. Thirteen of our 50 Web sites currently offer the employment version, Top Jobs. Employers like the extended reach because Top Jobs puts their job openings in front of prospects who may not have been looking to change jobs but might consider an attractive opportunity. Similar offerings called Top Autos and Top Properties were launched in Richmond and Tampa in 2002. Other promising sources of revenue include banners, sponsorships, special promotions and retail display upsells.

Through a growing portfolio of new services, such as e-mail alerts for breaking news and weather reports, our customers are finding reasons to identify themselves to us. We segment them demographically and deliver advertising tailored to their interests.

While full-fledged subscription services for online news products are still experimental, we are considering other products that require user fees or subscriptions. One such offering is access to premium game content on Boxerjam.com. The acquisition of Boxerjam provides dual revenue streams – advertising and user fees – for online games and puzzles. In December 2002, Boxerjam rolled out its first fee-based services; full subscription services will launch in early 2003. All Media General Web sites will have a games channel powered by Boxerjam providing interactive entertainment to users. Finally, Boxerjam represents a multimedia opportunity, for we are adapting several Boxerjam puzzles for syndication in print vehicles such as newspaper comics pages.

Multimedia and Multimarket Sales Potential

A number of successful revenue growth initiatives implemented in 2002 capitalized on our Southeast focus. They featured sales across multiple media in the same market and sales across multiple publications in our newspaper clusters. In both cases, we leveraged our market knowledge and customer relationships, offered customers one order and one bill and gave our sales staff more to


SPACE SHUTTLE LOST

There is a Media General online enterprise in every market where we operate. TBO.com, shown here, is our first and most advanced site.



Medical Watch is a converged new product in Tri-Cities, VA-TN



MEDICAL WATCH





sell. In Tampa and in five other markets, we can sell all three media. Wherever we operate a newspaper or a TV station, our sales strategy combines our traditional medium plus the Internet.

Multimedia, or converged, sales began in Tampa in 2001. Since then, The Tampa Tribune, WFLA-TV and TBO.com have developed multimedia advertising packages that encourage advertisers to add another medium into their mix. In other convergence markets, convergence sales are just beginning, and early results are encouraging.

The cluster approach to advertising markets provides revenue growth while helping us identify gaps in our offerings and extend our reach. An example is Caldwell County, N.C., an area in a strategic region where we launched a mail-delivered shopper publication. Its advertising is almost entirely cross-sold from our surrounding daily newspapers. This product required no additional staff to create and was profitable from the first month.

Revenue growth initiatives feature sales across multiple media in the same market and sales across multiple publications in our newspaper clusters.

Employment advertising has undergone a significant decline in the newspaper business for the past two years. When the upturn comes, we will be more competitive than ever as a result of initiatives launched in 2002. In several newspapers, we are strengthening our relationships with job recruiters by creating value-added services to help them sort and screen applicants. Newly created advertising vehicles are helping us extend the reach of our help-wanted offerings to non-subscribers, students and the Hispanic community. Some of these vehicles use multiple media. Because the great majority of jobs are filled locally, we intend to be the local employment marketplace by delivering unmatched value through advances in multimedia technology coupled with old-fashioned personal service.

In 2003, we will continue to leverage convergence, clustering and cross-selling initiatives onto the Internet. We will build upon the strengths of the partnerships we have developed across multiple media and multiple markets. From our combined strength, we will create new value.



BOXERJAM

oxerjam offers a wide ange of online games nd puzzles.

FINANCIAL INFORMATION

This discussion addresses the principal factors affecting the Company's financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found in this report.

Overview

Rebounding from depressed prior-year results, 2002 received a boost from the return of strong Broadcast advertiser demand, while Publishing advertisers remained cautious during much of the year. Broadcast Segment operating profits rose nearly 65% from 2001 on the strength of revenue growth across all advertising categories, but particularly Political advertising. Conversely, the Company's share of results from its investment in SP Newsprint Company declined $33 million to a pretax loss of $13.5 million as the newsprint industry continued to struggle with severely reduced selling prices. The 2002 adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, had a significant impact in the current year, in the form of a net intangibles impairment loss of $126.3 million recorded at adoption, and the cessation of goodwill and indefinite-lived intangibles amortization for 2002 and beyond. This resulted in a reduction of approximately $34 million (net of taxes) in amortization expense compared to the prior year.

From 1995 through 2000, the Company made a number of strategic publishing and broadcast acquisitions and disposed of its cable and wholly owned newsprint operations. Since 1995, the Company has expanded from three to 26 network affiliated television stations, from three to 25 daily newspapers, and created a separate division, Interactive Media, which manages more than 50 interactive and online operations. The Company also owns nearly 100 weekly newspapers and other periodicals. The Interactive Media Division, launched in January 2001, operates in conjunction with the Publishing and Broadcast Divisions to foster the Company's strategy of convergence by: delivering information and entertainment through the Company's existing websites, capitalizing on new online growth opportunities, and providing expanded choices for advertisers, readers, viewers and users. The Company's convergence efforts, initially focused in Tampa, continue to thrive there and are deepening their roots in many other markets and throughout Media General's culture.

Critical Accounting Estimates and Assumptions

The preparation of the financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk, and financial condition. Actual results could differ from those estimates. The Company's most critical accounting estimates and assumptions are in the following areas:

Intangible Assets

As noted above and discussed in Note 2 to the accompanying "Notes to Consolidated Financial Statements," the Company adopted SFAS No. 142 and recorded an after-tax impairment charge of $126.3 million in 2002. As required by that statement, the Company reviews the carrying value of goodwill and other identified intangible assets, including FCC licenses, at least annually or more frequently if impairment indicators are present, utilizing a discounted cash flow model. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. Neither a one percentage-point increase in the discount rate nor a five percentage-point decline in the cash flow or residual value in the Publishing Division would have resulted in an additional impairment charge. However, had the Company, in the Broadcast Division, changed the discount rate by one percentage-point or changed the cash flow or residual values by five percentage-points, the non-cash impairment actually recorded would have been higher by $7 million to $40 million or been lower by $6 million to $30 million.

Derivative Financial Instruments

The Company carries derivative financial instruments on its balance sheet at fair value which is determined utilizing discounted cash flow models. The preparation of discounted future operating cash flow analyses for the Company's interest rate swaps requires assumptions with respect to future interest rates. The Company consistently utilizes rates that are widely published in the financial press as of each balance sheet date. The Company, from time to time, validates the continued reasonableness of its discounted cash flow interest rate model through interaction with financial institutions. A one percentage-point change in future interest rates would have no impact on the Company's recorded net income and would result in a change of approximately $3 million in the liability recorded on the Company's balance sheet as of the end of 2002.

Pension Plans and Postretirement Benefits

The determination of pension and other postretirement plans' costs requires the use of assumptions for discount rates investment returns, projected salary increases, mortality rates and health care cost trends. The actuarial assumptions used in the Company's pension and post-retirement reporting are reviewed annually with independent actuaries and compared with external benchmarks, historical trends, and the Company's own experience to determine that its assumptions are reasonable. A one-percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2002 of approximately $2.4 million. A one percentage-point change in the discount rate would change the plans'

2002 expense by approximately $600 thousand and the plans' accumulated benefit obligations by approximately $35 million as of the end of 2002.

Income Taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of the various audits.

The Company records income tax expense and liabilities in accordance with SFAS No. 109, *Accounting for Income Taxes*, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company bases its estimate of those deferred tax assets and liabilities on current tax laws and rates as well as expected future income. Therefore, any significant changes in enacted federal and state tax laws or in expected future earnings may impact deferred tax assets and liabilities. The Company's accounting for deferred tax consequences represents management's best estimate of future events and has been appropriately reflected in the accounting estimates.

Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries, accountants, and financial institutions, that its estimates and assumptions are reasonable and adhere to GAAP. Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company. Management has discussed and will continue to discuss the development, selection, and disclosure of key estimates with the Audit Committee.

Results of Operations

Intangibles Amortization

SFAS No. 142 had a significant impact on the Company's operations in 2002. Upon adoption, indefinite-lived intangibles were evaluated for impairment using estimated discounted cash flows to determine their fair value; poor economic conditions in 2001 led to reduced expectations for cash flows in future years. This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements. Additionally, indefinite-lived intangibles (goodwill, FCC licenses, and network affiliation agreements) were no longer amortized effective January 2002; this resulted in approximately $34 million lower amortization expense (net of taxes) in the current year. The entire $48.6 million decrease in 2002 pretax intangibles amortization expense was attributable to the adoption of the new standard.

Acquisition intangibles amortization expense increased from $53 million in 2000 to $60 million in 2001. This increase was due overwhelmingly to acquisitions, specifically the inclusion of nine months of Spartan Communications, Inc. (Spartan) and five months of Thomson Newspapers (Thomson) in 2000 and 12 months of both in 2001.

Net Income

Net income fell from $18 million ($0.79 per diluted share) in 2001 to a loss of $73 million ($3.14 per diluted share) in 2002 due entirely to the previously mentioned cumulative effect of change in accounting principle of $126.3 million ($5.44 per diluted share) recorded in the first quarter of this year. Income from continuing operations excluding the above-mentioned adjustment rose $35 million to $53 million ($2.30 per diluted share) in 2002 from $18 million in the prior year. The vast majority of this increase was attributable to the absence of $34 million of net amortization expense in the current year due to the adoption of SFAS No. 142. Other meaningful changes which occurred included a $31 million increase in the Broadcast Division's segment operating profit as advertising revenues rebounded strongly across all categories (particularly Political but also aided by the Olympics), offset by a $33 million decline in results from the Company's share of its investment in SP Newsprint Company (SPNC) as severely depressed newsprint prices continued to plague that industry.

Net income in 2001 dropped 66% to $18 million ($0.79 per diluted share) from $54 million ($2.22 per diluted share) in 2000. After adjusting for discontinued operations, the deep and sustained advertising revenue decline throughout 2001 was the most significant factor in the 72% drop in income from continuing operations. Comparisons with the prior year were also adversely affected by the presence of a fifty-third week in 2000's fiscal calendar versus fifty-two weeks in 2001. Declines were seen in all major revenue categories including, most notably, Classified and Retail in the Publishing Division and National and Political in the Broadcast Division. These were offset in part by the benefits of various cost containment initiatives and by the full-year impact of the acquisitions made in 2000, but still resulted in a $46 million decrease in segment operating income. A $12 million increase in interest expense and an $8 million increase in intangibles amortization were also primarily related to the full-year impact of the March 2000 acquisition of Spartan and the August 2000 acquisition of certain newspaper groups from Thomson. Additionally, "Other" was negatively affected by the absence of $8.2 million of interest income earned in 2000 and the inclusion of $7 million of additional expense related to a newsprint swap contract, prior to its termination in November 2001. On a positive note, the Company's share of income from SPNC increased 150% to $19 million.

Publishing

Operating income for the Publishing Division decreased a modest $2.8 million (2.2%) in 2002 from the prior year. Adjusting for a $3.3 million decrease in the Company's share of The Denver Post's results, operating income remained essentially level with the prior year. Lethargic Classified and Retail advertising left the industry in a state of trepidation in response to the depressed advertising climate, and led the Company to continue its focus on cost containment. Weak Classified advertising revenue was driven by decreased employment linage, partially offset by increased automotive advertising revenue that gained strength throughout 2002. Retail advertising was soft across all categories as advertisers remained cautious about the timing of an economic recovery. The accompanying graph depicts the downward trend which has occurred within the Classified and Retail advertising categories over the past three years, while the National and Preprint categories have held their own and remained relatively stable.

Publishing
Advertising Revenues by Category


($Millions)
200
160
120
80
40
0
Retail
Classified
National
Preprints
2002
2001
2000*

*2000 only includes five months of the Thomson properties, acquired August 2000.

Publishing Division operating expenses decreased $14 million in 2002 from the prior year. While the Division continued to pursue its cost containment efforts that had been initiated in 2001, the year-over-year savings were rooted in significantly reduced newsprint prices, which were down $17 million (25%) from the prior year. A $121 per short ton average price decline produced almost the entire savings, with a modest 2% decline in consumption generating the remaining newsprint expense reduction. Bad debt expense was down significantly from the prior year due to favorable collection experience, but these savings were more than offset by increased employee compensation and benefit expense, the result of normal salary adjustments and increased retirement plan and health insurance costs.

The Company's share of results from The Denver Post fell $3.3 million to a loss of $.2 million in 2002 from income of $3.1 million in the prior year. Excluding the one-time gain generated from the 2001 formation of the Denver Joint Operating Agreement (JOA), these results improved $2.8 million from a 2001 adjusted loss of $3 million. While Classified and Retail revenues were down commensurate with the industry, the driving factor that facilitated these improved comparative results was a 23% reduction in newsprint costs.

Publishing Division operating income decreased $22 million during 2001 to $128 million. After adjusting for the $6.7 million positive effect of having a full year of performance from properties acquired in the previous year, most notably Thomson, as well as a $4 million increase in the Company's share of The Denver Post's results, operating income decreased by $33 million. Including the effect of one less week, revenue from operations owned in both years was down $42 million (8%), while operating expenses were held below the prior year level by $13 million. The Division felt the advertising weakness in virtually every category although Classified, down 12% due to soft employment and automotive, and Retail, down 8% due to weakness in most sectors, were most severely affected.

The benefit of the Division's cost control measures which were initiated in the early months of 2001, while substantial, could not overcome the severity of the advertising decline. Excluding acquisitions and aided by one less week in fiscal 2001, operating expenses were down $13 million as compared to 2000. The measures included a hiring freeze as well as restricted travel, entertainment, marketing and promotion expense. The Division's savings were also aided by $2.5 million of lower newsprint expense during the year. Although the $522 average price per short ton paid during 2001 was $35 per ton higher than 2000, reduced consumption more than offset the increased price. Consumption was reduced as a result of both lower levels of advertising and the Division's efforts at conservation, including part- and full-year effects of narrowing the width of all of the Company's daily newspapers.

The Company's 20% share of The Denver Post's results improved $4 million during 2001, from a prior-year loss of $.9 million to income of $3.1 million. These results included several one-time items related to the formation of a JOA between The Denver Post and the Denver Rocky Mountain News in January 2001. The Company's share included a $6.1 million gain resulting from an initial payment made by the Denver Rocky Mountain News, partially offset by several million dollars of initial consulting and start-up costs. The operations of the newspapers themselves suffered depressed revenue and profits along with the rest of the industry.

Broadcast

The Broadcast Division proved to be the Company's stellar performer in 2002, posting a $31 million (64%) increase in operating income over the prior year. While advertising revenues were up across all categories aided by the Olympics early in the year, increased Political advertising made an unprecedented contribution to the Division's success in 2002. Political advertising revenues were more than eighteen times the prior-year level and supplied almost 11% of total advertising time sales. The following chart demonstrates the significance that increased Political time sales had on overall advertising time sales in 2002 as compared to the last four years (including the presidential election year of 2000).



Political Advertising Revenues as a Percentage of Total Time Sales
(Percentage)
12%
8%
4%
0%
1998
1999
2000
2001
2002

While robust political ad revenues stole the headlines in 2002, increases of more than $9 million each in Local and National advertising revenues over the prior year merit mention as well. The sizeable increase in Political advertising (due primarily to hotly contested local elections, close races in the House and Senate, and issue spending) had the effect of constricting available time spots for both Local and National advertising, thereby allowing for reduced discounting as the Division found itself in a favorable supply-demand position. Local ad revenues were up on the strength of the automotive and services categories, while National advertising increases were driven by the automotive and corporate categories.

The Broadcast Division's revenue growth meaningfully exceeded that of the industry, reflecting effective pricing and management of available advertising time, a consolidated and focused national sales representative group, increased ad spending in the Southeast as compared to other regions of the country, and higher advertising shares from existing clients as the result of improved ratings. According to the Television Bureau of Advertising (the not-for-profit trade association of America's broadcast television industry), time sales across the broadcast industry have increased 10.9% year to date as of December 2002 as compared to 2001; this compared to the Company's 19.8% increase. National and Local advertising growth for the Company was 31.4% and 12.9%, respectively, well above the industry's growth of 17.1% and 7.1%.

Operating expenses increased $9.8 million in 2002 as compared to 2001. The majority of this increase was attributable to a 6.7% rise in employee compensation and benefit expense due primarily to higher sales commissions and incentive bonuses associated with increased time sales, and to a lesser degree, increased retirement benefit costs. As a testament to the Division's continued attention to its cost containment efforts, 76 cents of each dollar of revenue growth was converted into operating profit in 2002.

Operating income in the Broadcast Division decreased 27% to $49 million in 2001. The decline was felt almost equally at the former Spartan stations, which were owned for twelve months in 2001 versus nine months in the prior year, and at the Company's remaining operations, which were fully owned in both years. Revenue declines were the main culprit responsible for the lackluster performance, as fiscal 2001 did not benefit, as 2000 did, from major advertising for either the Olympics or political races. Additionally, the Division's revenues were adversely affected by one less week in fiscal 2001 and over four days of commercial-free airtime due to nonstop news coverage in the wake of the attacks of September 11th. National advertising, with the automotive and telecommunications categories being hardest hit, was down approximately 13%, and Political advertising was almost 90% lower than the prior year as anticipated in an odd-numbered year. The Broadcast Division's efforts to make up for National and Political advertising weakness were evident in Local advertising but fell just short of the prior year. The former Spartan stations showed similar trends.

Offsetting these revenue shortfalls were aggressive cost restraint measures. Operating expenses excluding the former Spartan stations were down almost 5% with savings coming from a hiring freeze, restricting travel and research spending, and the absence of political news coverage costs. Additional savings were achieved in programming expenses.

Interactive Media

The Interactive Media Division was launched January 1, 2001, to operate in conjunction with the Publishing and Broadcast Divisions to foster the Company's strategy of convergence. Amounts in 2000 have been restated to reflect this launch; however, comparisons in this year are not altogether meaningful because critical aspects of the Division's infrastructure and management did not exist prior to 2001.

Interactive Media results for 2002 and 2001 included losses and write-offs from the Company's share of certain equity and cost investments in various start-up ventures of $5.2 million and $6.6 million, respectively. Excluding the effect of these dot-com write-offs, the Division's loss increased to $4.6 million in 2002 from $2.8 million in 2001. A $2.5 million increase in revenues from wholly owned operations was overshadowed, as planned, by a $4.3 million increase in expenses. This 28% year-over-year improvement in revenues was primarily attributable to vigorous Classified advertising which more than doubled in 2002 as classified up-sell arrangements with the Company's newspapers were adopted in markets across the Division. Under these up-sell arrangements, customers pay an additional fee to have their classified advertisement placed online simultaneously with its publication in the newspaper. The accompanying graph exhibits the momentum that online Classified advertising has gained over the past three years; additionally, other online revenues associated with the Division's wholly owned websites and portals showed solid growth, while Media General's Financial Services (a provider of online financial information) revenues have been weathering the burst of the dot-com bubble.



Interactive Media Revenues
($Millions)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Classified
Other Online Revenue
Media General Financial Services
2002
2001
2000

With the 2001 rollout of the new Division, the Company anticipated increased losses for several years as new products were developed and acquired, new advertiser relationships were built, and the infrastructure to manage the Division was formed. Developing products and forging relationships has progressed nicely; strong divisional management has been developed, and the core infrastructure to operate the Division has been established. Consistent with the achievement of these goals, divisional operating expenses rose. The $4.3 million increase in expenses was primarily attributable to a 36% rise in employee compensation and benefit expense related to staffing new positions to support the Division's expanded infrastructure. Additionally, in June of 2002 the Company acquired Boxerjam (a provider of multiplayer online interactive games) which contributed to the higher year-over-year expenses as anticipated developmental costs were incurred associated with the relaunch of the website in late 2002.

The Division registered an operating loss of $9.3 million during 2001, which was $5.7 million worse than 2000 despite an 11% increase in revenues. The increased revenues were attributable to a substantial increase in Banner advertising and a 28% rise in Classified advertising including the successful up-sell arrangement that was being implemented across the Division. As expected, the wholly owned portals and websites showed an increased operating loss of approximately $1.6 million in 2001. Additionally, Media General Financial Services' profits were down 18.5% due to expense associated with the development of new stock information databases. The remainder of the increase in operating losses during the year related to investments in dot-com companies. These investments resulted in $2.8 million of higher investment write-offs in 2001 and $800 thousand of additional operating losses from the Company's share of investments accounted for under the equity method.

While the impact of write-offs was substantial to the Division over the past three years, the Company does not anticipate comparable future write-offs of its existing investments. To the contrary, the Company has agreed to sell its shares of Hoover's (a provider of business information) early in 2003 and expects to recognize a gain of approximately $3.7 million (net of income taxes of $2.1 million). Excluding the Company's investment in Hoover's, the book value of its remaining investments was approximately $2 million at the end of 2002. The Company remains open to future investments that would complement its strategic vision of convergence.

Newsprint

The Company's results are influenced by newsprint prices in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of approximately one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division's total costs (13% in 2002 and 17% in 2001). While higher newsprint prices are beneficial to SPNC by translating into increased profits, they are detrimental to the Publishing Division by means of increased production costs. The Company's share of SPNC's annual production is approximately 330,000 short tons, which is more than twice the approximate annual consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price affects the Company's net income by approximately $115 thousand annually. By virtue of its investment in SPNC the Company is a net producer of newsprint and therefore, a net beneficiary of higher newsprint prices.

Newsprint prices, as shown in the accompanying graph, began a gradual but fairly steady ascent throughout 2000 to just over $570 per short ton near the end of the first quarter of 2001 and then rapidly descended to below $385 per short ton by August of 2002. Prices hovered around $400 per short ton throughout the remainder of 2002. The Company's share of results from SPNC over the three-year period reflected these prices with income of $7.7 million in 2000, spiking to income of $19.3 million in 2001, and then rapidly swinging to a loss of $13.5 million in 2002. With newsprint prices at a twenty-year low, the Company is expecting a gradual rebound in pricing and thus improved results from SPNC in 2003.


Newsprint Price Per Short Ton
600
550
500
450
400
350
(Dollars)
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

Concurrent with its completion of the third quarter 2000 sale of Garden State Paper Company (GSP), a former newsprint subsidiary, to Enron North America Corporation (Enron), the Company entered into a seven-year financial newsprint swap agreement with the buyer. In late November of 2001, the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the agreement was signed. Enron filed for bankruptcy shortly thereafter. The Company believes that no further payments are due by either party under the agreement. In late July 2002 the Company received a letter from Enron disputing the Company's position. The Company responded in writing that it continues to believe that its position is correct.

Declining newsprint prices, and more importantly, their effect on forecasted future prices had an impact on the Company's newsprint swap valuation prior to its termination in 2001. The Company recorded net after-tax charges to Other Comprehensive Income (OCI) of $19 million in 2001, representing the decline in estimated fair value of the newsprint-based derivative based on these forecasted newsprint prices. Additionally, the Company recorded a pre-tax, non-cash loss of approximately $5.5 million in 2001, compared to income of $1.5 million in 2000, related primarily to the decrease in the estimated fair value of that portion of the contract not designated as a hedge.

Interest Expense

Interest expense decreased $6.4 million to $47.9 million in 2002 due almost entirely to an $87 million decline in average debt outstanding. Conversely, interest expense increased $12 million to $54 million during 2001. This increase was due to a $225 million increase in average debt outstanding combined with the full-year impact of acquisitions financed with debt in 2000, partially offset by a decrease in the Company's effective interest rate to an average of less than 7% (the result of interest rate reductions throughout 2001 and the Company's reduced leverage ratios.)

Upon the January 2001 adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company had four interest rate swaps with notional amounts totaling $300 million. During 2001 the Company entered into two additional swaps totaling $150 million in notional amount, while one swap with a $75 million notional amount matured. During 2002 an additional interest rate swap with a notional amount of $100 million matured and the Company entered into four forward-starting swaps. At the close of the year, the Company had four interest rate swaps with notional amounts totaling $275 million and maturities in February and March of 2003, as well as four forward-starting interest rate swaps (which begin as the other swaps mature) with notional amounts totaling $200 million and maturities in 2004 and 2005. In accordance with the standard, the fair value of these swaps was recorded as a $7.5 million liability as of the end of the year with all offsetting amounts, net of deferred taxes, included in OCI.

These swaps are part of an overall interest-rate risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These instruments are not intended to be traded for profit or loss. They are cash flow hedges that effectively converted the covered portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.1% at December 29, 2002. As the four forward-starting interest rate swaps (with notional amounts of $50 million each) become effective, they will result in an effective interest rate of just under 5% on $200 million of debt. Additionally, during 2001 the Company issued $200 million in five-year senior notes with a fixed coupon rate of 6.95%. Because of the interest rate swaps, if short-term interest rates were to be either higher or lower by one percentage point throughout 2003, and assuming the Company's interest rate swap agreements continue through the year as described above and long-term debt remains unchanged from year end, the Company's interest expense and income before taxes would change by approximately $2 million. This amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap agreements.

Income Taxes

The Company's effective tax rate on income from continuing operations was approximately 39%, 42% and 38% in 2002, 2001 and 2000. The decrease in 2002's tax rate was largely due to the impact of ceasing to amortize indefinite-lived intangibles due to the previously mentioned adoption of the new standard on goodwill and intangible assets. The increase in 2001's tax rate was primarily due to non-deductible items that had a proportionately greater impact due to that year's lower pretax income.

Liquidity

The Company utilizes various forms of financing in order to provide it with appropriate funding and liquidity. As of December 29, 2002, the Company had the following obligations:

(In millions)	Payments Due By Periods				
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 4 years	After 4 years
Long-term debt & cap. leases:					
Revolving credit facility	$ 430.0	$ —	$ —	$ 430.0	$ —
Universal shelf-registration	199.9	—	—	199.9	—
Other	13.0	13.0	—	—	—
Operating leases	21.0	4.4	5.9	3.4	7.3
Broadcast film rights	48.5	31.2	10.4	6.9	—
Variable interest entities	99.5	—	—	99.5	—
Total obligations	$ 811.9	$ 48.6	$ 16.3	$ 739.7	$ 7.3

The Company has in place a $1 billion revolving credit facility and a universal shelf registration which allows for combined public debt or equity totaling $1.2 billion (together the "Facilities"). At the end of 2002 there were $199.9 million in senior notes outstanding under the universal shelf. Additionally, the Company leases facilities valued at approximately $99.5 million which it occupies in Tampa and Richmond and which are not on its balance sheet as of the end of 2002. These facilities are owned by variable interest entities (VIE) which have granted the Company options to buy the facilities at cost; the Company has guaranteed recovery of a portion (85%) of the VIE's cost. Leasing these buildings provides the Company with a lower cost alternative to purchasing the buildings. The FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*, in January 2003. The Company will implement this standard at the beginning of its third quarter in 2003. While the Company continues to study the effect of the Interpretation, it does expect, at a minimum, that it will consolidate these VIEs which will result in the addition to the Balance Sheet of approximately $100 million of fixed assets and liabilities.

The Facilities carry cross-default provisions between the revolving credit and the senior notes. The revolving credit has both an interest coverage and a leverage covenant. These covenants which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company's maximum borrowing capacity under the Facilities. A significant drop in the Company's EBITDA or a large increase in the Company's debt level could make meeting the leverage ratio challenging. However, the Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward, including when it consolidates VIEs. The Facilities are currently guaranteed by the Company's subsidiaries.

Net cash provided by operating activities increased nearly 40% to $173 million most of which was used to pay down long-term debt ($134 million). Furthermore, when coupled with other cash inflows, it also enabled the Company to make capital expenditures of $33 million and pay dividends to its shareholders of $17 million. The Company has made significant progress in converting all of its TV stations to digital broadcasting; the Company expects that it will further spend approximately $40 million over the next 4 years to complete this project. As noted, the Company has agreed to sell its shares of Hoover's, a provider of business information, and expects that it will generate a net cash inflow, after tax, of nearly $15 million in the first quarter of 2003.

Until recent years, the investment performance of assets within the Company's retirement plan trust had been such that the Company was not required to make contributions to the plan. However, during the past three years both the plan's investment market values and rates of return have declined; discount rates have dropped as well. Combining these changes with the continued payment of retirement benefits to plan participants during this and future periods, the Company believes that it is likely that it will begin making contributions starting with the 2003 plan year. While the amount of contribution will directly depend upon future changes in investment values, rates of return, discount rates, plan benefits and design, among other factors, the Company believes that annual contributions could average as much as $18 to $24 million over the next five-year period in the absence of meaningful market improvement.

Adjusting for the payment of taxes in 2000 on the sale of the Company's cable division, the Company's cash provided from operations has ranged from approximately $124 million to $173 million over each of the past three years. The Company believes that internally generated funds provided by operations and the unused portion of the Facilities provide it with significant flexibility to manage working capital needs, pay dividends, finance capital expenditures, make pension contributions, and take advantage of new strategic opportunities.

Outlook for 2003

While repercussions from a challenged 2001 economy reverberated throughout 2002, the Company ended the year in a position of strength with all of its Divisions showing fourth quarter revenue improvement. The Company plans to build on this improvement; however, several factors will impact, both negatively and positively, the Company's 2003 comparative performance including expected higher newsprint prices and the virtual absence of political advertising revenues. While higher year-over-year newsprint prices are expected to increase the Publishing Division's expenses, these same higher prices should meaningfully improve the profitability of the Company's investment in SPNC and thus favorably impact the Company's consolidated profitability. Expectations for 2003 also include lower interest expense as well as the sale of the Company's equity in Hoover's, both of which should contribute to producing improved 2003 results. Additionally, the Company believes it is well-positioned to react quickly to strategic opportunities that may arise when, as expected, the FCC cross-ownership and duopoly regulations are eliminated or modified.



Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, pension contributions, advertising levels and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates," "intends" and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, the performance of pension plan assets, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company's results of operations and its financial condition.

Management's Statement of Responsibility

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with Management. The financial statements report on Management's stewardship of Company assets. They are prepared in conformity with accounting principles generally accepted in the United States, and accordingly include amounts that are based on Management's informed estimates and judgments. Nonfinancial information included in the annual report has also been prepared by Management and is consistent with the financial statements.

Media General, Inc., maintains an accounting system and related controls designed to provide reasonable assurance that there is proper authorization and accounting for all transactions, that financial records are reliable for preparing financial statements, and that assets are safeguarded against loss or unauthorized use. The system is supported by written policies and guidelines, a program of internal audit and the selection and training of qualified personnel.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with Management, internal auditors and the independent auditors to review their respective activities and the discharge of their responsibilities.

Media General operates under a strict Code of Ethics that all employees are required to follow without exception. The Code requires ethical standards in all of the Company's relationships, including those with customers, suppliers and government agencies.

January 24, 2003



J. Stewart Bryan III
Chairman and
Chief Executive Officer



Marshall N. Morton
Vice Chairman and
Chief Financial Officer



O. Reid Ashe Jr.
President and
Chief Operating Officer

Report of Independent Auditors

The Board of Directors and Stockholders, Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 29, 2002, and December 30, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 29, 2002, and December 30, 2001, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and certain other indefinite-lived intangible assets to comply with the accounting provisions of Statement of Financial Accounting Standards No. 142.

As discussed in Note 5 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities to comply with the accounting provisions of Statement of Financial Accounting Standards No. 133.



January 24, 2003
Richmond, Virginia

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Years Ended		
	December 29, 2002	December 30, 2001	December 31, 2000 (53 weeks)
Revenues	**$ 836,800**	$ 807,176	$ 830,601
Operating costs:			
Production	**347,428**	354,740	343,949
Selling, general and administrative	**275,677**	265,990	261,272
Depreciation and amortization	**65,495**	113,732	101,547
Total operating costs	**688,600**	734,462	706,768
Operating income	**148,200**	72,714	123,833
Other income (expense):			
Interest expense	**(47,874)**	(54,247)	(42,558)
Investment income (loss) — unconsolidated affiliates	**(14,129)**	19,949	5,131
Other, net	**1,953**	(7,470)	16,520
Total other income (expense)	**(60,050)**	(41,768)	(20,907)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	**88,150**	30,946	102,926
Income taxes	**34,731**	13,022	39,369
Income from continuing operations before cumulative effect of change in accounting principle	**53,419**	17,924	63,557
Discontinued operations:			
Loss from discontinued operations (net of income tax benefit of $2,471)	**–**	–	(4,350)
Gain (loss) on sale of operations (net of income taxes of $160 in 2001 and income tax benefit of $2,604 in 2000)	**–**	280	(5,488)
Cumulative effect of change in accounting principle (net of income tax benefit of $12,188)	**(126,336)**	–	–
Net income (loss)	**$ (72,917)**	$ 18,204	$ 53,719
Earnings (loss) per common share:			
Income from continuing operations before cumulative effect of change in accounting principle	**$ 2.33**	$ 0.79	$ 2.66
Income (loss) from discontinued operations	**–**	0.01	(0.41)
Cumulative effect of change in accounting principle	**(5.51)**	–	–
Net income (loss)	**$ (3.18)**	$ 0.80	$ 2.25
Earnings (loss) per common share — assuming dilution:			
Income from continuing operations before cumulative effect of change in accounting principle	**$ 2.30**	$ 0.78	$ 2.63
Income (loss) from discontinued operations	**–**	0.01	(0.41)
Cumulative effect of change in accounting principle	**(5.44)**	–	–
Net income (loss)	**$ (3.14)**	$ 0.79	$ 2.22

Notes to Consolidated Financial Statements begin on page 30.

Consolidated Balance Sheets

(In thousands, except shares and per share amounts)

ASSETS

	December 29, 2002	December 30, 2001
Current assets:		
Cash and cash equivalents	$ **11,279**	$ 9,137
Accounts receivable (less allowance for doubtful accounts 2002 — $6,778; 2001 — $8,085)	**112,399**	112,431
Inventories	**4,101**	4,860
Other	**32,773**	36,610
Total current assets	**160,552**	163,038
Investments in unconsolidated affiliates	**93,370**	114,588
Other assets	**68,140**	71,308
Property, plant and equipment, at cost:		
Land	**32,002**	30,458
Buildings	**182,945**	168,625
Machinery and equipment	**489,648**	463,250
Construction in progress	**7,062**	29,125
Accumulated depreciation	**(338,938)**	(305,542)
Net property, plant and equipment	**372,719**	385,916
Excess of cost over fair value of net identifiable assets of acquired businesses	**832,004**	933,957
FCC licenses and other intangibles	**820,226**	865,252
Total assets	$ **2,347,011**	$ 2,534,059

Notes to Consolidated Financial Statements begin on page 30.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 29, 2002	December 30, 2001
Current liabilities:		
Accounts payable	$ 20,967	$ 19,909
Accrued expenses and other liabilities	88,646	80,588
Income taxes payable	1,888	—
Total current liabilities	111,501	100,497
Long-term debt	642,937	777,662
Deferred income taxes	345,178	350,854
Other liabilities and deferred credits	188,141	141,378
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock ($5 cumulative convertible), par value $5 per share:		
Authorized 5,000,000 shares; none outstanding		
Common stock, par value $5 per share:		
Class A, authorized 75,000,000 shares; issued 22,652,466 and 22,420,065 shares	113,262	112,100
Class B, authorized 600,000 shares; issued 555,992 and 556,574 shares	2,780	2,783
Additional paid-in capital	18,504	10,006
Accumulated other comprehensive income (loss):		
Unrealized gain (loss) on equity securities	3,607	(1,953)
Unrealized loss on derivative contracts	(14,462)	(19,060)
Minimum pension liability	(35,924)	—
Unearned compensation	(5,506)	(6,780)
Retained earnings	976,993	1,066,572
Total stockholders' equity	1,059,254	1,163,668
Total liabilities and stockholders' equity	$ 2,347,011	$ 2,534,059

Notes to Consolidated Financial Statements begin on page 30.

Consolidated Statements of Stockholders' Equity

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Compen-sation	Retained Earnings	Total
Balance at December 26, 1999	*25,911,614*	$129,558	$2,783	$ 3,040	$ 7,392	$(2,973)	$1,191,102	$1,330,902
Net income		–	–	–	–	–	53,719	53,719
Unrealized loss on equity securities (net of deferred tax benefit of $6,346)		–	–	–	(10,873)	–	–	(10,873)
Comprehensive income								42,846
Cash dividends ($0.64 per share)		–	–	–	–	–	(15,299)	(15,299)
Stock purchase and retirement	*(3,890,136)*	(19,451)	–	(7,819)	–	–	(165,547)	(192,817)
Exercise of stock options	*136,969*	685	–	3,338	–	–	–	4,023
Stock issuance under dividend reinvestment plan	*5,723*	29	–	225	–	–	–	254
Income tax benefits relating to restricted shares and exercised options		–	–	1,478	–	–	–	1,478
Amortization and forfeitures of unearned compensation	*(6,100)*	(31)	–	(262)	–	828	–	535
Balance at December 31, 2000	*22,158,070*	110,790	2,783	–	(3,481)	(2,145)	1,063,975	1,171,922
Net income		–	–	–	–	–	18,204	18,204
Unrealized gain on equity securities (net of deferred taxes of $871)		–	–	–	1,528	–	–	1,528
Unrealized loss on derivative contracts (net of deferred tax benefit of $10,771)		–	–	–	(19,060)	–	–	(19,060)
Comprehensive income								672
Cash dividends ($0.68 per share)		–	–	–	–	–	(15,607)	(15,607)
Exercise of stock options	*141,250*	706	–	3,435	–	–	–	4,141
Stock issuance under:								
Restricted stock plan	*114,900*	575	–	5,333	–	(5,908)	–	–
Divided reinvestment plan	*5,845*	29	–	229	–	–	–	258
Income tax benefits relating to restricted shares and exercised options		–	–	1,009	–	–	–	1,009
Amortization of unearned compensation		–	–	–	–	1,273	–	1,273
Balance at December 30, 2001	*22,420,065*	112,100	2,783	10,006	(21,013)	(6,780)	1,066,572	1,163,668
Net loss		–	–	–	–	–	(72,917)	(72,917)
Unrealized gain on equity securities (net of deferred taxes of $3,168)		–	–	–	5,560	–	–	5,560
Unrealized gain on derivative contracts (net of deferred taxes of $2,552)		–	–	–	4,598	–	–	4,598
Minimum pension liability (net of deferred tax benefit of $20,500)		–	–	–	(35,924)	–	–	(35,924)
Comprehensive loss								(98,683)
Cash dividends ($0.72 per share)		–	–	–	–	–	(16,662)	(16,662)
Stock purchase and retirement	*(22,494)*	(112)	–	(1,020)	–	–	–	(1,132)
Exercise of stock options	*250,694*	1,253	–	6,920	–	–	–	8,173
Exchange of common stock	*582*	3	(3)	–	–	–	–	–
Stock issuance under dividend reinvestment plan	*3,619*	18	–	180	–	–	–	198
Income tax benefits relating to restricted shares and exercised options		–	–	2,418	–	–	–	2,418
Amortization of unearned compensation		–	–	–	–	1,274	–	1,274
Balance at December 29, 2002	***22,652,466***	**$113,262**	**$2,780**	**$18,504**	**$(46,779)**	**$(5,506)**	**$ 976,993**	**$1,059,254**

Notes to Consolidated Financial Statements begin on page 30.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Years Ended		
	December 29, 2002	December 30, 2001	December 31, 2000 (53 weeks)
Cash flows from operating activities:			
Net income (loss)	$ **(72,917)**	$ 18,204	$ 53,719
Adjustments to reconcile net income:			
Cumulative effect of change in accounting principle	**126,336**	–	–
Depreciation	**46,693**	47,047	47,532
Amortization	**18,802**	66,685	57,761
Deferred income taxes	**18,078**	1,340	3,327
Provision for doubtful accounts	**3,902**	7,966	4,751
Investment (income) loss – unconsolidated affiliates	**14,129**	(19,949)	(5,131)
Distribution from unconsolidated affiliates	**4,100**	–	3,400
Write-down of investments	**4,793**	4,151	1,310
Net (gain) loss on disposition of Garden State Paper	**–**	(280)	13,774
Net gain on disposition of Cable operations	**–**	–	(8,286)
Net cash provided by operations	**163,916**	125,164	172,157
Change in assets and liabilities:			
Accounts receivable and inventories	**(3,111)**	(694)	(13,457)
Accounts payable, accrued expenses and other liabilities	**10,434**	(8,914)	(9,513)
Income taxes payable	**2,927**	(1,092)	(516,812)
Other, net	**(1,548)**	9,845	(4,981)
Net cash provided (used) by operating activities	**172,618**	124,309	(372,606)
Cash flows from investing activities:			
Capital expenditures	**(33,280)**	(54,373)	(42,873)
Purchase of businesses	**(1,124)**	(1,766)	(857,570)
Proceeds from disposition of Garden State Paper	**–**	–	76,623
Proceeds from disposition of Cable operations	**–**	–	10,063
Proceeds from sale of other businesses	**–**	–	3,825
Proceeds from short-term investments – net	**–**	–	390,748
Other investments	**(1,633)**	(4,852)	(12,283)
Other, net	**5,547**	4,420	255
Net cash used by investing activities	**(30,490)**	(56,571)	(431,212)
Cash flows from financing activities:			
Increase in debt	**251,000**	1,236,882	1,095,000
Repayment of debt	**(385,091)**	(1,281,302)	(333,333)
Debt issuance costs	**–**	(12,211)	–
Stock repurchase	**–**	(2,120)	(192,692)
Cash dividends paid	**(16,662)**	(15,607)	(15,299)
Proceeds from stock options exercised	**8,173**	4,141	4,023
Other, net	**2,594**	1,212	1,225
Net cash (used) provided by financing activities	**(139,986)**	(69,005)	558,924
Net increase (decrease) in cash and cash equivalents	**2,142**	(1,267)	(244,894)
Cash and cash equivalents at beginning of year	**9,137**	10,404	255,298
Cash and cash equivalents at end of year	$ **11,279**	$ 9,137	$ 10,404

Notes to Consolidated Financial Statements begin on page 30.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company's fiscal year ends on the last Sunday in December. Results for 2002 and 2001 are for the 52-week periods ended December 29, 2002, and December 30, 2001, respectively; results for 2000 are for the 53-week period ended December 31, 2000.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., and subsidiaries more than 50% owned (the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in other companies in which the Company has significant influence; generally, this represents investments comprising 20 to 50 percent of the voting stock of companies and certain partnership interests. All other investments are generally accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Presentation

Certain prior-year financial information has been reclassified to conform with the current year's presentation.

Revenue recognition

The Company's principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from the sale of financial data to third parties who publish it on the Internet. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Revenue from the sale of online financial data is recognized pro-rata over the term of the contract subject to adjustment, in certain circumstances, for usage volume. Amounts received from customers in advance are deferred until earned.

Cash, cash equivalents and short-term investments

Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents. In 2000 the Company earned interest income of $8.3 million on investments in highly-rated commercial paper and United States Government securities. This amount is included in the line item "Other, net" on the Consolidated Statements of Operations.

Derivatives

All derivatives are recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in the line item "Other, net" during the period of change. For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the Company's OCI and is reclassified into earnings (interest expense for interest rate swaps and newsprint expense for newsprint swaps) in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company's current earnings during the period of change. Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item "Other assets" or "Other liabilities and deferred credits".

Concentrations of credit risk

Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States. The Company's trade receivables result from its publishing, broadcast and interactive media operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Inventories

Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market. The value of newsprint inventories and broadcast equipment is determined by the first-in, first-out, and specific identification methods, respectively.

Broadcast film rights

Broadcast film rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. Program rights and the corresponding contractual obligations are recorded as other assets (based upon the expected use in succeeding years) and as other liabilities (in accordance with the payment terms of the contract) in the Consolidated Balance Sheets when programs become available for use. Generally, program rights of one year or less are amortized using the straight-line method;

program rights of longer duration are amortized using an accelerated method.

Property and depreciation

Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Major renovations and improvements and interest expense incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

Intangible and other long-lived assets

When indicators of impairment are present, management evaluates the recoverability of long-lived tangible and finite-lived intangible assets by reviewing current and projected profitability using undiscounted cash flows of such assets. Annually, or more frequently if impairment indicators are present, management evaluates the recoverability of indefinite-lived intangibles by reporting unit using estimated discounted cash flows to determine their fair value.

Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks. Prior to adoption of SFAS No. 142, most goodwill was being amortized by the straight-line method over periods not exceeding 40 years; FCC licenses and other intangibles were being amortized by the straight-line method over periods ranging from 3 to 40 years. With the adoption of SFAS No. 142, finite-lived intangibles continue to be amortized by the straight-line method over periods ranging from 1 to 12 years. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Comprehensive income

The Company's comprehensive income consists of net income, minimum pension liability adjustments, unrealized gains and losses on certain investments in equity securities, and changes in the value of derivative contracts as well as the Company's share of OCI from its investments accounted for under the equity method.

Stock-based compensation

The Company's three stock-based employee compensation plans, which are described more fully in Note 8, are accounted for in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.91%, 5.25% and 6.71%; dividend yields of 1.33%, 1.26% and 1.26%; volatility factors of .48, .48 and .33; and an expected life of 8 years.

(In thousands, except per share amounts)

	Years Ended		
	2002	2001	2000
Net income (loss), as reported	$ **(72,917)**	$ 18,204	$ 53,719
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(4,458)**	(2,527)	(1,752)
Pro forma net income (loss)	$ **(77,375)**	$ 15,677	$ 51,967
Earning (loss) per share:			
Basic—as reported	$ **(3.18)**	$ 0.80	$ 2.25
Basic—pro forma	$ **(3.37)**	$ 0.69	$ 2.17
Diluted—as reported	$ **(3.14)**	$ 0.79	$ 2.22
Diluted—pro forma	$ **(3.33)**	$ 0.68	$ 2.15

New accounting pronouncements

In December 2002 the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* that amended SFAS No. 123, *Accounting for Stock-Based Compensation*. This Statement provides alternative transition methods for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company does not currently intend to change to the fair value method but has reformatted its existing disclosures to conform with the disclosure provisions of the standard beginning with this report.

In January 2003 the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities*. In general, the Interpretation requires that the assets, liabilities, and results of the activity of a Variable-Interest Entity (VIE) be consolidated into the financial statements of the enterprise that has the controlling financial interest. Companies with VIEs that existed prior to issuance of the proposed interpretation would be required to apply the guidance to existing VIEs for the first fiscal period beginning after June 15, 2003. While the Company continues to study the effect this proposed interpretation will have on its financial position and results of operations, it does expect that, at a minimum, it will consolidate certain VIEs which own buildings and other facilities leased to the Company (more fully described in Note 11), resulting in approximately $100 million of additional fixed assets and debt.

In August 2001 the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the accounting and reporting provision of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. The Company adopted SFAS No. 144 in fiscal 2002; adoption of the statement had no material impact on its financial position or results of operations.

Note 2: Intangible Assets

Effective with the beginning of 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. It also established a new method of testing those assets for value impairment. It continued to require recognition of these items as assets but amortization as previously required by APB Opinion No. 17, *Intangible Assets*, ceased upon adoption in fiscal 2002. It also required that these assets be separately tested for impairment annually, or more frequently if impairment indicators arise, at the reporting-unit level using a fair-value-based approach. A reporting unit is defined as an operating segment or one level below an operating segment. The provisions of this statement apply not only to balances arising from acquisitions completed after June 30, 2001, but also to the unamortized balances at the date of adoption. Intangible assets that have finite lives continue to be amortized over their useful life.

At December 30, 2001 (prior to adoption), the Company had net goodwill of $934 million and other intangibles of $865 million. The other intangibles consisted of FCC licenses, network affiliations, assembled workforce, subscriber lists and other broadcast intangibles. Based on provisions in the standard, assembled workforce (approximating $4 million) was combined into goodwill and the useful lives of goodwill, FCC licenses and network affiliations were determined to be indefinite; accordingly, their amortization ceased. Subscriber lists and other broadcast intangibles were determined to have finite lives. These lives were reevaluated and remained unchanged. The indefinite-lived intangibles were evaluated for impairment by reporting unit, using estimated discounted cash flows to determine their fair value. Poor economic conditions in 2001 led to reduced expectations for cash flows in future years. This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements. This impairment loss was attributable to goodwill, network affiliations and FCC licenses in the Broadcast Segment reporting units of $106.2 million, $12.4 million and $7.7 million, respectively.

The following summary presents the Company's consolidated net loss and diluted earnings (loss) per share for the year ended December 29, 2002, and its pro forma consolidated adjusted net income and diluted earnings per share for the years ended December 30, 2001, and December 31, 2000, as if SFAS No. 142's amortization provisions had been in effect for the periods presented:

(In thousands, except per share amounts)

	Years Ended					
	December 29, 2002		(pro forma) December 30, 2001		(pro forma) December 31, 2000	
	Amount	**Per Share**	Amount	Per Share	Amount	Per Share
Net income before cumulative effect of change in accounting principle	**$ 53,419**	**$ 2.30**	$ 18,204	$ 0.79	$ 53,719	$ 2.22
Add back:						
Goodwill amortization (including assembled workforce)	**–**	**–**	20,865	0.91	15,352	0.64
FCC licenses and other intangibles amortization	**–**	**–**	13,233	0.58	11,600	0.48
Adjusted net income before cumulative effect of change in accounting principle	**53,419**	**2.30**	52,302	2.28	80,671	3.34
Cumulative effect of change in accounting principle	**(126,336)**	**(5.44)**	–	–	–	–
Adjusted net income (loss)	**$ (72,917)**	**$ (3.14)**	$ 52,302	$ 2.28	$ 80,671	$ 3.34

Amortization of these intangibles was $11.9 million in 2002; amortization of goodwill and FCC licenses and other intangibles was $60.5 million and $52.6 million in 2001 and 2000. Currently, intangibles amortization expense is projected to be approximately $12 million each year through 2006, decreasing to approximately $11.5 million in 2007. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 29, 2002, and December 30, 2001:

(In thousands)

	As of December 29, 2002		As of December 30, 2001	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets (including advertiser, programming and subscriber relationships):				
Broadcast	**$ 103,408**	**$ 35,877**	$ 103,408	$ 27,277
Publishing	**34,281**	**17,463**	34,281	14,445
Interactive Media	**2,289**	**315**	–	–
Total	**$ 139,978**	**$ 53,655**	$ 137,689	$ 41,722
Indefinite-lived intangible assets:				
Goodwill (including assembled workforce):				
Broadcast	**$ 195,173**		$ 300,692	
Publishing	**636,831**		636,831	
Total goodwill	**832,004**		937,523	
FCC licenses	**558,021**		570,217	
Network affiliations	**175,793**		195,502	
Trademarks	**89**		–	
Total	**$ 1,565,907**		$ 1,703,242	

Note 3: Acquisitions, Dispositions and Discontinued Operations

The Company has completed several acquisitions over the past few years. All of these transactions were accounted for as purchases and have been included in the Company's consolidated results of operations since their respective dates of acquisition. Purchase price has been allocated to the assets acquired based on appraisals of estimated fair values. The excess of the purchase price over the fair market value of the tangible net assets acquired was allocated to FCC licenses, other identifiable intangibles, and excess cost over net assets acquired (goodwill) and, through December 30, 2001, was being amortized on a straight-line basis over periods ranging from 3 to 40 years. In accordance with the 2002 adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, amortization of indefinite-lived intangibles ceased. See Note 2 for a complete discussion of the adoption of this standard.

In March 2000 the Company acquired the common stock of Spartan Communications, Inc. (Spartan); the transaction included 13 network-affiliated television stations. The total consideration approximated $610 million (net of approximately $9 million of transaction costs and $5 million cash received). Approximately $500 million of the purchase price was funded with borrowings under a $1.2 billion revolving credit facility which was in place at that time; concurrent with this acquisition, the Company entered into several new interest rate swap agreements as part of an overall risk management strategy (see Note 5). Approximately $540 million of the purchase price was allocated to FCC licenses and other identifiable intangibles and $129 million to goodwill. If the acquisition had occurred at the beginning of 2000, the Company's unaudited pro forma consolidated results of operations would have been as follows: revenues of $853.1 million, income from continuing operations before extraordinary item of $58 million ($2.42 per share, or $2.40 per share – assuming dilution), and net income of $48.1 million ($2.01 per share, or $1.99 per share – assuming dilution). Certain Spartan items have been reclassified to conform with Media General's presentation. This pro forma information is presented for informational purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

In August 2000 the Company acquired, for approximately $238 million, the assets of certain newspaper groups of Thomson Newspapers, located in South Carolina and Alabama. This transaction was also funded with borrowings under the Company's $1.2 billion revolving credit facility. Additionally, in June 2000 the Company acquired a group of weekly newspapers in southwestern Virginia from Family Community Newspapers of Southwest Virginia, Inc., for approximately $9 million. The portion of the purchase price for these acquisitions allocated to identifiable intangibles (principally subscriber lists) was $6 million and to goodwill was $223 million. Pro forma information for these acquisitions has not been provided because such information would not differ significantly from the results discussed above.

In September 2000 the Company sold Garden State Paper (GSP) to an affiliate of Enron North America Corporation for approximately $76.6 million, including working capital. The Company recorded a loss of $13.8 million (net of income tax benefit of $6.2 million in fiscal 2000); in the third quarter of 2001, a favorable adjustment resulted in a gain of $280 thousand (net of income taxes of $160 thousand) as no indemnity claims had been filed by Enron within the stipulated one-year period. The transaction also included a seven-year, financial fixed-price newsprint swap agreement (see Note 11). Concurrent with the sale, the Company retired $20 million of 7.125% municipal revenue bonds.

In October 1999 the Company sold its cable operations to Cox Communications, Inc., for approximately $1.4 billion in cash, at which time the Company recorded a gain of $799 million (net of income taxes of $510 million). In the second quarter of 2000, final post-closing adjustments related to this sale resulted in an additional gain of $8.3 million (net of income taxes of $3.6 million).

The results of GSP have been presented as a loss from discontinued operations in the accompanying consolidated statements of operations for the fiscal year ended December 31, 2000, as follows: revenues of $55.7 million, costs and expenses of $62.5 million, and loss from discontinued operations of $4.4 million (net of a $2.5 million tax benefit).

Note 4: Investments in Unconsolidated Affiliates

The Company's investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and a 20% interest in the Denver Post Corporation (Denver), which the Company recognizes on a one-month lag. Additionally, the Company has a 3.8% interest in a national online database of classified advertising and e-commerce; equity losses recorded by the Company during 2002 reduced the value of this investment to zero. Summarized financial information for the Company's investment in these unconsolidated affiliates is presented in the following chart:

(In thousands)

		2002	2001
Current assets		$ **112,915**	$ 128,141
Noncurrent assets		**633,698**	678,944
Current liabilities		**94,868**	89,519
Noncurrent liabilities		**351,173**	347,028
	2002	2001	2000
Net sales	$ **402,222**	$ 526,056	$ 641,932
Gross profit (loss)	**(16,459)**	113,470	65,654
Net income (loss)	**(44,184)**	56,172	(4,091)
Company's equity in net income (loss)	**(14,129)**	19,949	5,131

The Company is committed to purchase approximately 40 thousand tons of newsprint annually from SPNC. In 2002, the Company purchased approximately 50 thousand tons of newsprint from SPNC at market prices, which totaled $20 million and approximated 38% of the Company's newsprint needs; in 2001 and 2000, the Company purchased approximately 40 thousand tons of newsprint which approximated 30% of the Company's newsprint needs and totaled approximately $22 million in each of those years. The Company has agreed to contribute additional equity (up to $6.7 million) if SPNC's liquidity, as defined, were to fall below a minimum threshold. This agreement terminates upon the earlier of achievement of specified targets by SPNC or December 31, 2005. Summarized financial information for the Company's investment in SPNC, accounted for by the equity method, is presented in the following chart. Results for 2002 as compared to the prior year were impacted by significantly lower 2002 newsprint selling prices.

(In thousands)

SP Newsprint Company:

		2002	2001
Current assets		$ **105,079**	$ 113,916
Noncurrent assets		**505,578**	529,756
Current liabilities		**91,424**	80,163
Noncurrent liabilities		**269,810**	255,579
	2002	2001	2000
Net sales	$ **388,028**	$ 476,245	$ 381,710
Gross profit (loss)	**(4,622)**	106,528	74,715
Net income (loss)	**(40,560)**	58,692	22,149
Company's equity in net income (loss)	**(13,544)**	19,269	7,677

Denver is the parent company of The Denver Post, a Colorado daily newspaper. In January 2001, The Denver Post and the Rocky Mountain News finalized a Joint Operating Agreement (JOA), under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms. A one-time pretax gain of $6.1 million was recorded by the Company in the first quarter of 2001 related to a cash payment received by Denver in conjunction with the formation of the JOA; it is included in the line item "Investment income (loss) — unconsolidated affiliates" on the accompanying Consolidated Statements of Operations. That line also includes the Company's share of start-up costs incurred by Denver related to the initial formation of the JOA.

Retained earnings of the Company at December 29, 2002, included $27 million related to undistributed earnings of unconsolidated affiliates.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 29, 2002, and December 30, 2001, was as follows:

(In thousands)	2002	2001
Revolving credit facility	$ 430,000	$ 550,000
6.95% senior notes due in 2006, net of discount	199,913	199,890
8.62% senior notes	—	13,000
Bank lines	13,000	14,000
Capitalized leases	24	772
Long-term debt	$ 642,937	$ 777,662

In June 2001 the Company replaced its $1.2 billion revolving credit facility with a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Interest rates under the new facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (.925% at December 29, 2002), determined by the Company's debt leverage ratio, as defined. Under this facility, the Company pays fees (0.2% at December 29, 2002) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company's debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

In August 2001 the Company filed a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion and issued $200 million of senior notes due September 1, 2006. The senior notes (sold at a slight discount) pay a coupon rate of 6.95% semi-annually in March and September. Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness. Additionally these notes are currently guaranteed by the Company's subsidiaries.

Long-term debt maturities during the five years subsequent to December 29, 2002, aggregating $642.9 million are as follows: 2003 – $13 million and 2006 – $629.9 million.

At December 29, 2002, the Company had borrowings of $13 million from bank lines due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 2.4% at December 29, 2002.

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The adoption resulted in a cumulative effect change that had no impact on net income and an after-tax net increase to OCI of $3.6 million. During 2002, one of the Company's interest rate swaps with a notional amount of $100 million matured. At the close of the year, the Company had four interest rate swaps with notional amounts totaling $275 million and maturities in February and March of 2003, as well as four forward starting interest rate swaps (which begin as the other swaps mature) with notional amounts totaling $200 million and maturities in 2004 and 2005. The current interest rate swaps are cash flow hedges that effectively convert a portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.1% at December 29, 2002. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company's revolving credit agreement. In connection with these interest rate swap agreements, the Company recorded in Other Comprehensive Income an after-tax gain of $3.3 million in 2002 and an after-tax charge of $4.7 million in 2001. There was no impact on net income due to ineffectiveness. If interest rates remain unchanged during 2003, the Company would expect to reclassify a charge of approximately $3.7 million into earnings in the next twelve months associated with interest payments on LIBOR-based debt; this would result in an effective interest rate of just under 5% on the swapped portion of the Company's debt. Prior to the adoption of SFAS No. 133, the Company used the accrual method to account for all interest rate swap agreements and all amounts which were due to or from counterparties were recorded as an adjustment to interest expense in the periods in which they were accrued. The Company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company's requirement that the counterparties have a strong credit rating.

The table below includes information about the carrying values and estimated fair values of the Company's financial instruments at December 29, 2002 and December 30, 2001:

(In thousands)		2002		2001	
		Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:	Investments	$ 18,981	$ 18,981	$ 14,300	$ 14,300
Liabilities:	Long-term debt				
	Revolving credit facility	430,000	430,000	550,000	550,000
	6.95% senior notes	199,913	214,248	199,890	196,474
	8.62% senior notes	—	—	13,000	13,266
	Bank lines	13,000	13,000	14,000	14,000
	Interest rate swap agreements	7,513	7,513	12,659	12,659

The Company's investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders' equity. The Company's other investments which do not have readily determinable fair values are carried at cost which approximates fair value. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company's long-term debt were estimated, in both years, using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank lines approximated their fair value. The Company has agreed to sell its shares of Hoover's, a provider of business information, in the first quarter of 2003 and expects to recognize an after-tax gain of approximately $3.7 million.

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company's 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment, which was launched in January 2001, consists of all of the Company's online enterprises as well as Media General Financial Services, the Company's provider of online financial information. Additionally, this Segment includes the Company's 3.8% interest in an online database of classified advertising.

Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of intangibles is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company's reportable segments, which are managed separately, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

Information by segment is as follows:

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2002					
Consolidated revenues	$ 528,514	$ 298,930	$ 11,277	$ (1,921)	$ 836,800
Segment operating cash flow	$ 152,019	$ 101,412	$ (3,678)		$ 249,753
Allocated amounts:					
Equity in net loss of unconsolidated affiliates	(172)		(413)		(585)
Write-off of investments			(4,793)		(4,793)
Depreciation and amortization	(27,000)	(21,285)	(895)		(49,180)
Segment profit (loss)	$ 124,847	$ 80,127	$ (9,779)		195,195
Unallocated amounts:					
Interest expense					(47,874)
Investment loss — SP Newsprint					(13,544)
Acquisition intangibles amortization					(11,933)
Corporate expense					(32,266)
Other					(1,428)
Consolidated income before income taxes and cumulative effect of change in accounting principle					$ 88,150
Segment assets	$ 954,828	$ 1,216,521	$ 26,456		$ 2,197,805
Corporate					149,206
Consolidated assets					$ 2,347,011
Segment capital expenditures	$ 6,543	$ 23,201	$ 1,301		$ 31,045
Corporate					2,235
Consolidated capital expenditures					$ 33,280

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2001					
Consolidated revenues	$ 542,100	$ 257,879	$ 8,808	$ (1,611)	$ 807,176
Segment operating cash flow	$ 152,448	$ 69,631	$ (2,319)		$ 219,760
Allocated amounts:					
Equity in net income (loss) of unconsolidated affiliates	3,094		(2,414)		680
Write-off of investments			(4,151)		(4,151)
Depreciation and amortization	(27,858)	(20,708)	(463)		(49,029)
Segment profit (loss)	$ 127,684	$ 48,923	$ (9,347)		167,260
Unallocated amounts:					
Interest expense					(54,247)
Investment income — SP Newsprint					19,269
Acquisition intangibles amortization					(60,475)
Corporate expense					(34,304)
Other					(6,557)
Consolidated income from continuing operations before income taxes					$ 30,946
Segment assets	$ 986,478	$ 1,361,673	$ 18,427		$ 2,366,578
Corporate					167,481
Consolidated assets					$ 2,534,059
Segment capital expenditures	$ 7,658	$ 36,703	$ 980		$ 45,341
Corporate					9,032
Consolidated capital expenditures					$ 54,373
2000					
Consolidated revenues	$ 560,064	$ 262,845	$ 7,940	$ (248)	$ 830,601
Segment operating cash flow	$ 176,864	$ 85,205	$ (360)		$ 261,709
Allocated amounts:					
Equity in net loss of unconsolidated affiliates	(932)		(1,614)		(2,546)
Write-off of investment			(1,310)		(1,310)
Depreciation and amortization	(25,972)	(18,617)	(328)		(44,917)
Segment profit (loss)	$ 149,960	$ 66,588	$ (3,612)		212,936
Unallocated amounts:					
Interest expense					(42,558)
Investment income — SP Newsprint					7,677
Acquisition intangibles amortization					(52,501)
Corporate expense					(35,093)
Other					12,465
Consolidated income from continuing operations before income taxes					$ 102,926
Segment assets	$ 1,029,702	$ 1,383,414	$ 22,169		$ 2,435,285
Corporate					125,997
Consolidated assets					$ 2,561,282
Segment capital expenditures	$ 18,096	$ 13,008	$ 481		$ 31,585
Discontinued Newsprint capital expenditures					6,015
Corporate					5,273
Consolidated capital expenditures					$ 42,873

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	**2002**	2001	2000
Current:			
Federal	**$ 10,897**	$ 392	$ 21,234
State	**705**	648	2,551
	11,602	1,040	23,785
Deferred:			
Federal	**21,695**	11,513	18,339
State	**1,434**	469	(2,755)
	23,129	11,982	15,584
Income taxes	**$ 34,731**	$ 13,022	$ 39,369

The Company's provision for state income taxes for the fiscal year 2000 reflects a $3 million deferred state income tax benefit due to a reduction in the Company's effective state tax rate.

Temporary differences which gave rise to significant components of the Company's deferred tax liabilities and assets at December 29, 2002, and December 30, 2001, are as follows:

(In thousands)	**2002**	2001
Deferred tax liabilities:		
Difference between book and tax bases of intangible assets	**$ 310,100**	$ 307,803
Tax over book depreciation	**95,041**	92,365
Other	**10,270**	9,612
Total deferred tax liabilities	**415,411**	409,780
Deferred tax assets:		
Employee benefits	**(36,250)**	(34,203)
Acquired net operating losses	**(3,267)**	(8,519)
Other comprehensive income items	**(28,718)**	(11,792)
Other	**(10,840)**	(13,347)
Total deferred tax assets	**(79,075)**	(67,861)
Deferred tax liabilities, net	**336,336**	341,919
Deferred tax assets included in other current assets	**8,842**	8,935
Deferred tax liabilities	**$ 345,178**	$ 350,854

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	**2002**	2001	2000
Income taxes computed at federal statutory tax rate	**$ 30,853**	$ 10,831	$ 36,024
Increase (reduction) in income taxes resulting from:			
State income taxes, net of federal income tax benefit	**1,391**	727	(133)
Investment income - unconsolidated affiliates	**48**	(866)	261
Amortization of excess cost (goodwill)	**—**	3,879	3,697
Other	**2,439**	(1,549)	(480)
Income taxes	**$ 34,731**	$ 13,022	$ 39,369

Net of refunds in 2002, the Company paid income taxes of $4.3 million. Net of payments in 2001, the Company received refunds of $1.5 million. Net of refunds in 2000, the Company paid income taxes of $531.9 million. The significant increase in taxes paid in 2000 was attributable to the gain on the sale of the Company's cable operations in 1999.

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through fiscal year 1998 and, with the exception of one issue relating to the Company's Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative which has been asserted on a national level against many large corporate taxpayers with COLI plans. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company's results of operations, financial position or cash flow.

Note 8: Common Stock and Stock Options

Holders of the Class A common stock are entitled to elect 30% of the Board of Directors and, with the holders of Class B common stock, also are entitled to vote on the reservation of shares for stock awards and on certain specified types of major corporate reorganizations or acquisitions. Class B common stock can be converted into Class A common stock on a share-for-share basis at the option of the holder. Both classes of common stock receive the same dividends per share.

Each non-employee member of the Board of Directors of the Company participates in the Directors' Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled as of the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company's stock price. Expense recognized in 2002 and 2001 under the plan was $1 million and $1.4 million; a benefit of $0.2 million was recognized in 2000.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. In 2001 and 1999, 114,900 shares and 72,200 shares were granted under terms of the plan, respectively. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. All restricted stock granted prior to 1999 has been issued. The plan will continue until terminated by the Company.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2002, 2001 and 2000 was $1.3 million, $1.3 million and $0.4 million, respectively.

Options to purchase Class A common stock were granted to key employees under the 1976 and 1987 nonqualified stock option plans prior to the 1995 LTIP. The Company will not make any future awards under these two former plans and past awards are not affected. Options outstanding under the plans are exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment.

In December 1999, the Board of Directors authorized a program to repurchase up to $250 million of the Company's Class A common stock. The Company repurchased stock, at market prices, beginning in late 1999 and continuing throughout 2000. At December 31, 2000, 4.1 million shares had been repurchased at a cost of $204 million since the program's inception, including $7.5 million from the Company's 401(k) plan; no shares were repurchased in 2002 or 2001.

A summary of the Company's stock option activity, and related information for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, follows:

	2002		2001		2000	
Options	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding-beginning of year	**1,094,619**	**$40.64**	1,006,735	$36.61	986,773	$32.96
Granted	**343,100**	**50.37**	244,800	51.41	176,500	52.06
Exercised	**(250,694)**	**32.60**	(141,250)	29.32	(136,969)	29.37
Forfeited	**(30,365)**	**51.43**	(15,666)	51.68	(19,569)	42.97
Outstanding-end of year	**1,156,660**	**44.99**	1,094,619	40.64	1,006,735	36.61
Price range at end of year	**$2 to $52**		$2 to $52		$2 to $52	
Price range for exercised shares	**$2 to $52**		$19 to $48		$2 to $48	
Available for grant at end of year	**1,477,539**		1,790,274		319,408	
Exercisable at end of year	**682,042**		713,869		751,887	
Weighted-average fair value of options granted during the year	**$25.68**		$26.88		$23.25	

The following table summarizes information about stock options outstanding at December 29, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 2.50	8,400	*	$ 2.50	8,400	$ 2.50
19.13	1,700	Less than 1 year	19.13	1,700	19.13
27.63-31.81	235,600	3 years	30.07	235,600	30.07
32.50-46.50	153,000	**	42.18	153,000	42.18
47.91-52.06	757,960	8 years	50.72	283,342	50.49
2.50-52.06	1,156,660		44.99	682,042	40.90

* Exercisable during lifetime of optionee

** Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 68,400 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of five years

Note 9: Retirement Plans

The Company has a non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also provides certain health and life insurance benefits for retired employees. The previously mentioned plans are collectively referred to as the "Plans."

The Company used discount rates of 6.75% and 7.25% in 2002 and 2001 and compensation rate increases of 3.75% and 4.25%, respectively, to measure the Company's benefit obligation under the Plans. The expected return on plan assets, which affects the Company's annual pension cost, was 9% for 2003 and 10% in the preceding two years. Additionally, for measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. This rate was assumed to decrease gradually each year to a rate of 5.25% for 2009 and remain at that level thereafter.

With the passage of time, actual experience differs from the assumptions used in determining the Company's pension and postretirement benefit obligations. These differences, coupled with external economic factors, cause periodic revision of the assumptions. The effects of actual versus assumed experience, as well as changes in assumptions, give rise to actuarial gains and losses in the table that follows. These actuarial gains and losses represent differences in actual versus expected return on plan assets and other changes in assumptions and are recognized over the expected service period of active participants. The Company believes that the decline in investment returns combined with lower discount rates in recent years will result in an increase in the Company's pension cost and contributions in the coming years and these have already given rise to significant actuarial losses in the tables that follow.

The following table provides a reconciliation of the changes in the Plans' benefit obligations and fair value of assets for the years ended December 29, 2002, and December 30, 2001, and a statement of the funded status at December 29, 2002, and December 30, 2001:

(In thousands)	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 253,880**	$ 243,861	**$ 32,859**	$ 35,542
Service cost	**9,308**	8,298	**360**	349
Interest cost	**18,867**	17,753	**2,453**	2,320
Participant contributions	**–**	–	**534**	421
Actuarial (gain) loss	**17,844**	(2,895)	**5,758**	(2,893)
Benefit payments	**(13,045)**	(13,137)	**(3,498)**	(2,880)
Benefit obligation at end of year	**286,854**	253,880	**38,466**	32,859
Change in plan assets:				
Fair value of plan assets at beginning of year	**207,586**	232,637	**–**	–
Actual return on plan assets	**(29,264)**	(13,234)	**–**	–
Employer contributions	**1,404**	1,320	**2,964**	2,459
Participant contributions	**–**	–	**534**	421
Benefit payments	**(13,045)**	(13,137)	**(3,498)**	(2,880)
Fair value of plan assets at end of year	**166,681**	207,586	**–**	–
Funded status:				
Plan assets less than benefit obligation	**(120,173)**	(46,294)	**(38,466)**	(32,859)
Unrecognized prior-service cost	**1,360**	1,765	**–**	–
Unrecognized actuarial loss	**91,888**	20,605	**8,752**	3,100
Accrued benefit cost	**(26,925)**	(23,924)	**(29,714)**	(29,759)
Components of accrued benefit cost:				
Accrued benefit liability	**(84,742)**	(23,924)	**(29,714)**	(29,759)
Intangible asset	**1,941**	–	**–**	–
Accumulated other comprehensive income	**55,876**	–	**–**	–
Net amount recognized	**$ (26,925)**	$ (23,924)	**$ (29,714)**	$ (29,759)

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2002, 2001 and 2000:

(In thousands)	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$ 9,308**	$ 8,298	$ 8,012	**$ 360**	$ 349	$ 356
Interest cost	**18,867**	17,753	17,558	**2,453**	2,320	2,575
Expected return on plan assets	**(24,398)**	(24,070)	(23,852)	**–**	–	–
Amortization of transition asset	**–**	–	(1,012)	**–**	–	–
Amortization of prior-service cost	**576**	620	608	**–**	–	–
Amortization of net (gain) loss	**52**	(1,070)	(1,200)	**115**	–	123
Multi-employer plans expense	**–**	–	467	**–**	–	–
Net periodic benefit cost	**$ 4,405**	$ 1,531	$ 581	**$ 2,928**	$ 2,669	$ 3,054

The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 29, 2002, and December 30, 2001, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding tables was $32.1 million and $28.8 million, respectively.

Assumed health care cost rates have an effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 91	$ (85)
Effect on the health care component of the accumulated postretirement benefit obligation	1,410	(1,300)

The Company also sponsors a 401(k) plan covering substantially all employees; effective January 1, 2001, this plan was amended so that the Company now matches 100% of participant pretax contributions up to a maximum of 4% of the employee's salary. The plan no longer allows for after-tax contributions. Additionally, eligible account balances may now be rolled over from a prior employer's qualified retirement plan. In past years, Company contributions represented a partial matching of participant contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $7.4 million, $7.4 million and $5.3 million in 2002, 2001 and 2000, respectively.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

(In thousands, except per share amounts)

	2002			2001			2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS									
Income from continuing operations available to common stock-holders before cumulative effect of change in accounting principle	$ 53,419	22,949	$ 2.33	$ 17,924	22,715	$ 0.79	$ 63,557	23,920	$ 2.66
Effect of Dilutive Securities									
Stock options		165			125			172	
Restricted stock and other	(53)	122		(69)	116		(25)	97	
Diluted EPS									
Income from continuing operations available to common stock-holders plus assumed conversions before cumulative effect of change in accounting principle	$ 53,366	23,236	$ 2.30	$ 17,855	22,956	$ 0.78	$ 63,532	24,189	$ 2.63

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next three years the Company is committed to purchase approximately $33.4 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $8.6 million in 2002, $11.4 million in 2001 and $16.9 million in 2000. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2003 – $4.4 million; 2004 – $3.3 million; 2005 – $2.6 million; 2006 – $1.9 million; 2007 – $1.5 million; subsequent years – $7.3 million.

During 2002, the Company entered into lease agreements whereby the owner, a third-party entity founded specifically for that purpose, borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to 5 years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. The Company has guaranteed recovery of a portion (85%) of the owner's cost. The Company made payments of $2.7 million under these lease agreements in 2002.

Newsprint swap

Concurrent with the completion of the third quarter 2000 sale of Garden State Paper (GSP), the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron). A portion of the agreement was designated as a cash flow hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and was accounted for accordingly; see Note 1 for a complete discussion of accounting for derivatives. The objective of this hedge was to offset the variability of cash flows for purchases of newsprint due to changes in market prices; changes in cash flows of the newsprint swap were expected to be highly effective at offsetting changes in the cash flows related to the Company's purchases of newsprint.

In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. Enron filed for bankruptcy shortly thereafter. The Company believes that no further payments are due by either party under the agreement. In late July 2002 the Company received a letter from Enron disputing the Company's position. The Company responded in writing that it continues to believe that its position is correct.

During 2001 prior to the termination of the swap, the Company recorded net after-tax charges to OCI of $19 million, representing the decline in estimated fair value of the derivative based on forecasted newsprint prices. There was no impact on net income due to ineffectiveness. Additionally, the Company recorded a pre-tax loss of approximately $5.5 million in the line item "Other, net" related primarily to the decrease in fair value of that portion of the contract not designated as a hedge. The Company expects to reclassify a non-cash charge of approximately $2.1 million from OCI into newsprint expense in the next twelve months associated with actual newsprint purchases.

Interest

In 2002, 2001 and 2000, the Company's interest expense related to continuing operations was $47.9 million (net of $0.5 million capitalized), $54.2 million (net of $0.6 million capitalized) and $42.6 million, respectively. Interest paid for all operations during 2002, 2001 and 2000, net of amounts capitalized, was $45.3 million, $52.4 million and $42.8 million, respectively.

Other current assets

Other current assets included program rights of $14.1 million and $14.7 million at December 29, 2002, and December 30, 2001, respectively.

Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

(In thousands)

	2002	2001
Payroll and employee benefits	**$ 28,274**	$ 19,566
Program rights	**14,471**	15,537
Advances from unconsolidated newsprint affiliate	**6,667**	6,667
Unearned revenue	**19,195**	17,343
Interest	**6,524**	7,555
Other	**13,515**	13,920
Total	**$ 88,646**	$ 80,588

Quarterly Review

(Unaudited, in thousands, except per share amounts)

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter
2002								
Revenues	$	194,539	$	211,752	$	201,153	$	229,356
Operating income		24,869		40,721		29,848		52,762
Income before cumulative effect of change in accounting principle		6,025		16,262		9,511		21,621
Cumulative effect of change in accounting principle		(126,336)		–		–		–
Net income (loss)		(120,311)		16,262		9,511		21,621
Income per share before cumulative effect of change in accounting principle		0.26		0.71		0.41		0.94
Income per share before cumulative effect of change in accounting principle – assuming dilution		0.26		0.70		0.41		0.93
Net income (loss) per share		(5.27)		0.71		0.41		0.94
Net income (loss) per share – assuming dilution		(5.21)		0.70		0.41		0.93
Shares traded		3,662		5,975		4,929		4,822
Stock price range	$	49.10-63.50	$	58.20-69.49	$	46.55-61.34	$	46.60-60.50
Quarterly dividend paid	$	0.18	$	0.18	$	0.18	$	0.18
2001								
Revenues	$	198,881	$	205,747	$	193,052	$	209,496
Operating income		9,318		21,024		14,133		28,239
Income (loss) from continuing operations		3,350		7,696		(1,016)		7,894
Discontinued operations		–		–		280		–
Net income (loss)		3,350		7,696		(736)		7,894
Income (loss) per share from continuing operations		0.15		0.34		(0.04)		0.35
Income (loss) per share from continuing operations – assuming dilution		0.15		0.33		(0.04)		0.34
Net income (loss) per share		0.15		0.34		(0.03)		0.35
Net income (loss) per share – assuming dilution		0.15		0.33		(0.03)		0.34
Shares traded		4,180		2,343		1,987		2,606
Stock price range	$	34.06-52.40	$	44.41-53.50	$	42.60-51.38	$	41.06-51.74
Quarterly dividend paid	$	0.17	$	0.17	$	0.17	$	0.17

- Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at March 2, 2003, was: Class A common – 1,838, Class B common – 12.
- Includes the recognition, at the beginning of fiscal 2002, of an impairment charge related to indefinite-lived-intangibles of $126.3 million, net of a tax benefit of $12.2 million, as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets.*

Ten-Year Financial Summary

(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.

	2002	2001	2000	1999
Summary of Operations				
Operating revenues	**$ 836,800**	$ 807,176	$ 830,601	$ 692,902
Net income (loss)	**$ (72,917)**	$ 18,204	$ 53,719	$ 881,316
Adjustments to reconcile to operating cash flow:				
Cumulative effect of change in accounting principle (a)	**126,336**	—	—	—
(Income) loss from discontinued operations (b)	**—**	—	4,350	(5,107)
Loss (gain) on sale of GSP operations (b)	**—**	(280)	13,774	—
Gain on sale of Cable operations (b)	**—**	—	(8,286)	(798,719)
Extinguishment of debt (c)	**—**	—	—	2,128
Gain on sale of Denver Newspapers, Inc. common stock	**—**	—	—	(30,983)
Gain on sale of Garden State Newspapers investment	**—**	—	—	—
Investment (income) loss — unconsolidated affiliates	**14,129**	(19,949)	(5,131)	(9,067)
Other, net	**(1,953)**	7,470	(16,520)	(12,637)
Interest expense	**47,874**	54,247	42,558	45,014
Income taxes (c)	**34,731**	13,022	39,369	50,631
Operating income	**148,200**	72,714	123,833	122,576
Depreciation and amortization	**65,495**	113,732	101,547	72,440
Operating cash flow	**$ 213,695**	$ 186,446	$ 225,380	$ 195,016
Per Share Data: (a)(b)(c)				
Income (loss) from continuing operations	**$ 2.33**	$ 0.79	$ 2.66	$ 2.92
Discontinued operations	**—**	0.01	(0.41)	30.33
Cumulative effect of change in accounting principle	**(5.51)**	—	—	—
Net income (loss)	**$ (3.18)**	$ 0.80	$ 2.25	$ 33.25
Per Share Data — assuming dilution: (a)(b)(c)				
Income (loss) from continuing operations	**$ 2.30**	$ 0.78	$ 2.63	$ 2.88
Discontinued operations	**—**	0.01	(0.41)	29.90
Cumulative effect of change in accounting principle	**(5.44)**	—	—	—
Net income (loss)	**$ (3.14)**	$ 0.79	$ 2.22	$ 32.78
Other Financial Data:				
Total assets	**$ 2,347,011**	$ 2,534,059	$ 2,561,282	$ 2,340,374
Working capital	**49,051**	62,541	58,339	167,546
Capital expenditures	**33,280**	54,373	42,873	60,829
Total debt	**642,937**	777,662	822,077	59,838
Cash dividends per share	**0.72**	0.68	0.64	0.60

(a) Includes the recognition, at the beginning of fiscal 2002, of an impairment charge related to indefinite-lived-intangibles of $126.3 million, net of a tax benefit of $12.2 million, as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets.*

(b) The Company sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).

1998	1997	1996	1995	1994	1993
$ 688,677	$ 641,910	$ 491,235	$ 427,477	$ 394,531	$ 374,097
$ 70,874	$ (10,490)	$ 70,498	$ 53,232	$ 117,009	$ 25,708
—	—	—	—	—	—
(23,019)	(14,019)	(14,953)	(14,614)	(8,394)	(11,545)
—	—	—	—	—	—
—	—	—	—	—	—
—	101,613	—	—	—	—
—	—	—	—	—	—
—	—	—	—	(91,520)	—
(22,193)	(21,037)	(27,188)	(19,034)	(2,935)	990
636	(1,798)	(1,979)	(6,292)	(2,300)	(3,838)
61,027	59,131	12,680	3,858	4,118	8,343
26,967	(13,097)	30,335	18,837	21,001	5,782
114,292	100,303	69,393	35,987	36,979	25,440
69,055	65,936	32,571	27,765	26,577	27,308
$ 183,347	$ 166,239	$ 101,964	$ 63,752	$ 63,556	$ 52,748
$ 1.80	$ (0.93)	$ 2.11	$ 1.48	$ 4.17	$ 0.55
0.87	0.53	0.57	0.56	0.33	0.44
—	—	—	—	—	—
$ 2.67	$ (0.40)	$ 2.68	$ 2.04	$ 4.50	$ 0.99
$ 1.78	$ (0.93)	$ 2.09	$ 1.46	$ 4.13	$ 0.53
0.85	0.53	0.56	0.55	0.32	0.45
—	—	—	—	—	—
$ 2.63	$ (0.40)	$ 2.65	$ 2.01	$ 4.45	$ 0.98
$ 1,917,346	$ 1,814,201	$ 1,025,484	$ 1,016,743	$ 787,165	$ 745,242
29,129	34,716	13,373	22,938	14,833	9,551
49,480	41,599	28,510	29,076	56,919	32,837
928,101	900,140	276,318	327,235	173,144	262,550
0.56	0.53	0.50	0.48	0.44	0.44

(c) In 1999 the Company incurred a charge of $1.3 million (net of a tax benefit of $800 thousand), representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition. These charges were recorded as extraordinary items in prior years, but have been restated as extinguishment of debt (with a corresponding adjustment to income taxes) for all prior years due to the issuance of SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.*

Directors

J. Stewart Bryan III
64, Chairman and Chief Executive Officer since 1990; Director since 1974; director of Mutual Insurance Company Ltd. of Bermuda and The Denver Post.

O. Reid Ashe, Jr.
54, President and Chief Operating Officer since 2001; Director since 2002.

Charles A. Davis
54, New York, N.Y. Director since 1989; president and chief executive officer of Marsh & McLennan Capital Inc.; formerly limited partner in The Goldman Sachs Group LP; director of Merchants Bancshares Inc. and Progressive Corp.

Robert V. Hatcher, Jr.
72, Richmond, Va. Director since 1991; former chairman and chief executive officer of Johnson & Higgins.

John G. Medlin, Jr.
69, Winston-Salem, N.C. Director since 1994; chairman emeritus and former chairman and chief executive officer of Wachovia Corp.; director of BellSouth Corp., Burlington Industries Inc., R.J. Reynolds Tobacco Holdings Inc. and USAirways Group Inc.

Marshall N. Morton
57, Vice Chairman since 2001 and Chief Financial Officer since 1989; Director since 1997.

Thompson L. Rankin
62, Tampa, Fla. Director since 2001 and from 1985 to 1994; former president and chief executive officer of Lykes Bros. Inc.; former chairman and chief executive officer of Lykes Energy Inc.; director of TECO Energy Inc.

Wyndham Robertson
65, Chapel Hill, N.C. Director since 1996; former vice president for communications, University of North Carolina; a former assistant managing editor of *Fortune* magazine.

Henry L. Valentine, II
75, Richmond, Va. Director since 1991; chairman of Davenport & Co. LLC.

Walter E. Williams
67, Fairfax, Va. Director since 2001; professor of economics at George Mason University; former chairman of the Economics Department at George Mason University; nationally known newspaper columnist and broadcast commentator.

Officers

J. Stewart Bryan III
64, Chairman and Chief Executive Officer since 1990; President 1990-01; Chief Operating Officer 1989-90; Executive Vice President 1985-90; publisher of the Richmond Times-Dispatch since 1978; publisher of The Tampa Tribune 1976-78; executive vice president of The Tribune Co. 1971-76; vice president of The Tribune Co. 1968-71.

Marshall N. Morton
57, Vice Chairman since 2001 and Chief Financial Officer since 1989; Senior Vice President 1989-01; corporate vice president and controller of West Point-Pepperell Inc. and vice president of finance and administration for J.P. Stevens (a West Point-Pepperell subsidiary) 1986-88; treasurer of West Point-Pepperell 1981-86.

O. Reid Ashe, Jr.
54, President and Chief Operating Officer since 2001; president and publisher of The Tampa Tribune 1997-01; president and associate publisher of The Tampa Tribune 1996-97; president and publisher of The Wichita Eagle 1987-96.

H. Graham Woodlief, Jr.
58, Vice President since 1989; president of the Publishing Division; vice president and business manager of Richmond Newspapers Inc. 1984-89; treasurer 1987-89; controller 1973-84; assistant controller 1971-73; chief accountant 1969-71.

James A. Zimmerman
56, Vice President since January 2001; president of the Broadcast Division since 1991; president and general manager of WFLA 1990-96; vice president of operations and finance for the Broadcast Division 1987-90.

Neal F. Fondren
44, Vice President and president of the Interactive Media Division since January 2001; vice president of new media for E.W. Scripps Co. 1997-00; executive positions in Scripps' Cable Television Division 1982-97.

Lou Anne J. Nabhan
48, Vice President and director of corporate communications since January 2001; vice president of Reynolds Metals Co. 1998-00; director of corporate communications for Reynolds Metals 1993-00.

George L. Mahoney
51, General Counsel and Secretary since 1993; assistant general counsel for Dow Jones & Co. 1982-93; Satterlee & Stephens 1978-82.

Stephen Y. Dickinson
57, Controller since 1993; assistant controller 1989-92; director of corporate tax department 1983-89; principal Ernst & Young LLP 1979-83.

John A. Schauss
47, Treasurer since February 2001; deputy treasurer of George Washington University 1998-01; chief operating officer and chief financial officer of Eastern College 1994-98; associate vice president for finance at George Washington University 1991-94.

Corporate Information

Form 10-K
Stockholders who would like a copy of Form 10-K, the annual report to the Securities and Exchange Commission, may obtain one from the corporate Web site or by contacting:

Corporate Communications
Media General, Inc.
P.O. Box 85333
Richmond, Va. 23293-0001
(804) 649-6059
etucker@mediageneral.com
www.mediageneral.com

Annual Meeting
Stockholders of Media General, Inc. are invited to attend the Annual Meeting on May 23, 2003, at 11:00 a.m. at the Richmond Times-Dispatch production facility, Atlee Station, 5555 Chamberlayne Road (U.S. 301), Mechanicsville, Va.

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
Corporate Trust Department
6201 Fifteenth Ave.
Brooklyn, N.Y. 11219
(800) 937-5449

Automatic Dividend Reinvestment and Stock Purchase Plan
Media General Class A stockholders receive a 5 percent discount from the market price when they reinvest their dividends in additional Media General shares. Participants in the Plan also can make optional cash purchases of Class A common stock at market price and pay no brokerage commissions. To obtain the Plan prospectus and enrollment card, write or call the transfer agent.

Directors



Audit Committee — Henry L. Valentine, II; Wyndham Robertson; Charles A. Davis, Chairman; Thompson L. Rankin



Compensation Committee — John G. Medlin, Jr.; Robert V. Hatcher, Jr., Chairman; Walter E. Williams



Executive Committee — Robert V. Hatcher, Jr.; O. Reid Ashe, Jr.; J. Stewart Bryan III, Chairman; Marshall N. Morton; Henry L. Valentine, II

Officers



Officers other than Executive Committee Members: (seated) Lou Anne J. Nabhan, John A. Schauss, Stephen Y. Dickinson; (standing) James A. Zimmerman, George L. Mahoney, H. Graham Woodlief and Neal F. Fondren.

Board of Directors

Two members of the Board of Directors will retire in May, Bob Hatcher and John Medlin. Both gentlemen provided valuable guidance and counsel during their tenure, and Media General thanks them for their outstanding service.

C. Boyden Gray will stand for election to the board at the Annual Meeting on May 23, 2003. A native of Winston-Salem, Mr. Gray is a partner in the Washington law firm of Wilmer, Cutler & Pickering. From 1989-1993, he was counsel to the President of the United States. Media General looks forward to gaining the benefit of his business insights and counsel.

All of the members of the Audit and Compensation committees of the Media General Board of Directors have been independent directors since long before new rules governing the composition of these committees were passed in 2002.

Our corporate values of Integrity, Quality and Innovation guide behavior at every level of Media General. We expect all employees to conduct business in compliance with our Code of Business Conduct and Ethics. This code, along with Media General's Principles of Corporate Governance, will be available on our Web site during the second quarter of 2003.

Media General

[illegible] East Franklin Street Richmond, Virginia 23219 (804) 649-6000 www.mediageneral.com